

TRI-VALLEY CORP.

Annual Report 2002

OFFERING EXCELLENT PROSPECTS FOR GROWTH



JOINT VENTURE IN CALIFORNIA OIL & GAS PROSPECTS

TRI-VALLEY CORPORATION

Tri-Valley Corporation is a fully reporting company publicly traded under the symbol "TRIL.OB" and is the Managing General Partner of a newly formed investment fund of working interest investors called TVOG Opus I Drilling Program LP. Tri-Valley Oil & Gas Co., established in 1963, is the wholly owned subsidiary that will operate TVOG Opus I.

TVOG Opus 1 exploration Program

TVOG Opus I was formed to create a high rate of return and maximize tax benefits on invested capital by leasing, drilling, testing, completing and producing up to 23 oil and gas prospects in California and three in Nevada. Tri-Valley already has 65,000+/- acres leased of a potential 90,000 to cover the prospects. The actual number of acres leased and prospects drilled will depend on the total capital contributions of investors.

The program includes a completion attempt on a deep oil and gas well already drilled and awaiting hydraulic fracturing and a horizontal redrill with hydraulic fracturing of a prospect on which natural gas has been found.

Up to one hundred $1 million dollar units or fractional interests thereof will be sold to fund the drilling (turnkey) and the completion of successful prospects. Tri-Valley will endeavor to deliver 75% net revenue leases. Tri-Valley will be carried on every test well through the tanks and will then back in for a 25% working interest, a not unusual industry type deal for independents. Tri-Valley estimates the potential of all 26 prospect targets approximates 6 billion barrels of oil equivalent or BOE (in no way proven at this stage or guaranteed in any way), a figure not unreasonable in a basin that has already produced 15 billion BOE.

This is not a solicitation. The Offering is made only through the TVOG Opus I Offering Memorandum, Subscription Agreement and Investor Questionnaire.

EXPERT AND EXPERIENCED MANAGEMENT TEAM

The Company's officers and technical consultants each have over 20 years in-depth experience in generating, drilling, operating and producing discoveries, especially in California.

Californian Exploration Venues

CALIFORNIA IS THE PRIME TARGET AND MARKET

Once the world's largest producer, California now imports 55% of its oil and 87% of its natural gas needs. California is the world's fifth largest economy and its growing demand for energy is enormous.

Exploration by major companies began to wane 25 years ago until it became virtually non-existent as they reallocated their budgets to the Gulf Coast and overseas. Consequently, **huge** targets remain in the midst of prolific producing areas (just in the Bakersfield area alone the oil production is three times as much oil per day as the entire State of Oklahoma).

Tri-Valley believes California to be the prime market and owns a proprietary geologic library of 700 petroleum leads and prospects, which it is high grading and prioritizing for drilling.

THE SAN JOAQUIN VALLEY OF CALIFORNIA

The San Joaquin Valley has produced more oil and natural gas than Alaska's Prudhoe Bay and Kuparuk

(continued on inside back cover)



TRI-VALLEY CORP.

Stock Symbol "TRIL"

April 16, 2003

Dear Shareholder:

How many companies do you know that during the toughest times of the oil industry and the stock market have increased their market capitalization 40 times? That's what Tri-Valley has achieved over the past seven years.

And even more impressive is that with our TVOG Opus I Drilling Program LP, we have positioned Tri-Valley to potentially repeat that growth – and more, in less time.

Moreover, Tri-Valley entered 2003 on solid financial footing, with total revenue skyrocketing 295% to a record of $6.3 million and achieving profitability of $769,130, or $0.04 per share for year-end 2002.We are dedicated to advancing our profitable growth trend, which relies on our continued ambitious discoveries. While no success is guaranteed in exploration, with these very large Opus I targets, even partial success can inject extraordinary gains in revenues, profits, cash flow and shareholder equity. Your management is working hard in a challenging capital formation environment to communicate our story to receptive audiences likely to fund this exploration venture, which we believe could amply reward shareholders and drilling partners alike (see inside covers of this annual report).

Your company has assembled a huge proprietary geologic library (700 leads and prospects in California alone), 20,000 line miles of very good 2-D seismic (3-D has yet to be proved advantageous in California) and some 65,000 acres of selected lands – mostly around Bakersfield's prolific production province and 16,617 acres in the producing province of Nevada's Railroad Valley. We have 26 very large targets where success on any one target could add dramatic increase to Tri-Valley worth.

In addition, we are now also listed on the Berlin Stock Exchange (TVC WKN 911919) to accommodate our growing European investor base and launched our German-based website, www.tri-valley.de.

Thank you for your continued support, which has enabled Tri-Valley to obtain uncommon opportunity for a Company our size. We believe 2002 was only the beginning of much greater growth to come.

Very truly yours,

F. Lynn Blystone

F. Lynn Blystone
President & CEO

PART I

ITEM 1. Business

Tri-Valley Corporation, a Delaware corporation formed in 1971, is in the business of exploring, acquiring and developing prospective and producing petroleum and precious metals properties and interests therein. Tri-Valley has two wholly owned subsidiaries. Tri-Valley Oil & Gas Company ("TVOG") operates the oil & gas activities. TVOG derives the majority of its revenue from gas production. Tri-Valley Power Corporation is the other wholly owned subsidiary. However, this subsidiary is inactive at the present time. The precious metals activity is operated directly by Tri-Valley Corporation. Substantially all of our oil and gas reserves are located in northern California.

TVOG primarily generates its own exploration prospects from its internal database, and also screens prospect submittals from other geologists and companies. TVOG generates these geological "plays" within a certain geographic area of mutual interest. The prospect is then presented to potential co-venturers. The company deals with both sophisticated individual investors and energy industry companies. TVOG is the operator of these co-ventures.

In 1987, we acquired precious metals claims on Alaska state lands. We have conducted exploration operations on these properties and have reduced our original claims to a block of approximately 27,440 acres (42.9 square miles). We have conducted trenching, core drilling, bulk sampling and assaying activities to date and have reason to believe that mineralization exists to justify additional exploration activities. However, to date, we have not identified probable mineral reserves on these properties. There is no assurance that a commercially viable mineral deposit exists on any of these above-mentioned mineral properties. Further exploration is required before a final evaluation as to the economic and legal feasibility can be determined.

We sell substantially all of our oil and gas production to ConocoPhillips. Other gatherers of oil and gas production operate within our area of operations in California, and we are confident that if ConocoPhillips ceased purchasing our production we could find another purchaser on similar terms with no adverse consequences to our income or operations.

Competition

The oil and gas industry is highly competitive in all its phases. Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of oil and gas prospects suitable for enhanced production efforts, and the hiring of experienced personnel. Our competitors in oil and gas acquisition, development, and production include the major oil companies in addition to numerous independent oil and gas companies, individual proprietors and drilling programs. Many of these competitors possess and employ financial and personnel resources substantially greater than those which are available to us and may be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than we can. Our financial or personnel resources to generate reserves in the future will be dependent on our ability to select and acquire suitable producing properties and prospects in competition with these companies.

Governmental Regulation

Domestic exploration for the production and sale of oil and gas is extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations affecting the oil and gas industry which often are difficult and costly to comply with and which carry substantial penalties for noncompliance. State statutes and regulations require permits for drilling operations, drilling bonds, and reports concerning operations. Most states in which we will operate also have statutes and regulations governing conservation matters, including the unitization or pooling of properties and the establishment of maximum rates of production from wells. Many state statutes and regulations may limit the rate at which oil and gas could otherwise be produced from acquired properties. Some states have also enacted statutes prescribing ceiling prices for natural gas sold within their states. Our operations are also subject to numerous laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. The heavy regulatory burden on the oil and gas industry increases its costs of doing business and consequently affects its profitability. We cannot be sure that a change in such laws, rules, regulations, or interpretations, will not harm our financial condition or operating results.

Mechanical and Environmental Issues

Mining Activities

Mining activities in the United States are subject to federal and state laws and regulations covering mining safety and environmental quality. However, because we do not have active mining operations at present, these regulations have little impact on our current activities. In 2002, 2001 and 2000, the regulatory requirements had no significant effect on our precious metals activity as we continued our exploration efforts.

Should we seek to develop our precious metals claims, development efforts would require compliance with mining laws and regulations. State and federal laws impose minimum safety standards to protect workers in the construction and development of mines and conduct of mining operations. Mining activities are subject to environmental regulation of the output of mines, particularly in the storage and disposal of waste from mining operations. Environmental regulations restrict the storage, use and disposal of both the materials used in mining operations and the waste contained in mineral ore, all of which contain toxic materials that would damage the surrounding land and ground water if not carefully handled.

In addition, federal and state regulations call for reclamation of land which has been altered by mining activities. These regulations may require significant expenditures to clean up a mining site during and after mining.

Before we could begin actual mining operations on our claims, we would have to develop a feasibility study which would, among other things, address the potential costs of labor, safety and environmental regulation on any proposed mining activity. We do not expect to begin a feasibility study in 2003 and do not expect to incur any significant regulatory costs or liabilities in connection with government regulation of our claims.

Energy Operations

Our energy operations are subject to risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards, such as oil spills, natural gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with customary industry practice, we maintain insurance against these kinds of risks, but we cannot be sure that our level of insurance will cover all losses in the event of a drilling or production catastrophe. Insurance is not available for all operational risks, such as risks that we will drill a dry hole, fail in an attempt to complete a well or have problems maintaining production from existing wells.

Oil and gas activities can result in liability under federal, state, and local environmental regulations for activities involving, among other things, water pollution and hazardous waste transport, storage, and disposal. Such liability can attach not only to the operator of record of the well, but also to other parties that may be deemed to be current or prior operators or owners of the wells or the equipment involved. Numerous governmental agencies issue rules and regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial administrative, civil and criminal penalties and in some cases injunctive relief for failure to comply. Some laws, rules and regulations relating to the protection of the environment may, in certain circumstances, impose "strict liability" for environmental contamination. These laws render a person or company liable for environmental and natural resource damages, cleanup costs and, in the case of oil spills in certain states, consequential damages without regard to negligence or fault. Other laws, rules and regulations may require the rate of oil and gas production to be below the economically optimal rate or may even prohibit exploration or production activities in environmentally sensitive areas. In addition, state laws often require some form of remedial action, such as closure of inactive pits and plugging of abandoned wells, to prevent pollution from former or suspended operations.

The federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the current or prior owner or operator of the disposal site or sites where the release occurred and companies that transported, disposed or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for the federal or state government to pursue such claims. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury or property or natural resource damages allegedly caused by the hazardous substances released into the environment. Under CERCLA, certain oil and gas materials and products are, by definition, excluded from the term "hazardous substances." At least two federal courts have held that certain wastes associated with the production of crude oil may be classified as hazardous substances under CERCLA. Similarly, under the federal Resource, Conservation and Recovery Act, or RCRA, which governs the generation, treatment, storage and disposal of "solid wastes" and "hazardous wastes," certain oil and gas materials and wastes are exempt from the definition of "hazardous wastes." This exemption continues to be subject to judicial interpretation and increasingly stringent state interpretation. During the normal course of operations on properties in which we have an interest, exempt and non-exempt wastes, including hazardous wastes, that are subject to RCRA and comparable state statutes and implementing regulations are generated or have been generated in the past. The federal Environmental Protection Agency and various state agencies continue to promulgate regulations that limit the disposal and permitting options for certain hazardous and non-hazardous wastes.

Compliance with environmental requirements, including financial assurance requirements and the costs associated with the cleanup of any spill, could have a material adverse effect on our capital expenditures or earnings. These laws and regulations have not had a material affect on our capital expenditures or earnings to date. Nevertheless, changes in environmental laws have the potential to adversely affect operations. At this time, we have no plans to make any material capital expenditures for environmental control facilities.

Employees

We had a total of five full-time employees, one part-time bookkeeper, and two consultants on December 31, 2002.

Available Information

We file annual, annual and period reports, proxy statements and other information with the Securities and Exchange Commission using SEC's EDGAR system. The SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other registrants that file reports electronically with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 5th Street, N.W., Washington, D.C. 20549. Our common stock is listed on the OTC Bulletin Board, under the symbol TRIL.OB. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms. Our website is located at http://www.tri-valleycorp.com.

We furnish our shareholders with a copy of our annual report on Form 10-K, which contains audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law. We use the calendar year as our fiscal year.

ITEM 2. Properties

Our headquarters and administrative offices are located at 5555 Business Park South, Suite 200, Bakersfield, California 93309. We lease approximately 4,500 square feet of office space at that location. Our principal properties consist of proven and unproven oil and gas properties, mining claims on unproven precious metals properties, maps and geologic records related to prospective oil and gas and unproven precious metal properties, office and other equipment. TVOG has a worldwide geologic library with data on every continent except Antarctica including over 700 leads and prospects in California, our present area of emphasis.

Oil and Gas Operations

The oil and gas properties in which we hold interests are primarily located in the area of central California known as the Sacramento Valley. We also lease exploration acreage in the San Joaquin and Santa Maria Valleys. We contract for the drilling of all its wells and do not own any drilling equipment, bulk storage facilities, or refineries. We do own a small segment of pipeline at Tracy, California.

We have retained the services of Cecil Engineering, an independent engineer qualified to estimate our net share of proved developed oil and gas reserves on all of our oil and gas properties at December 31, 2002 for SEC filing. We do not include any undeveloped reserves in these reserve studies. Only proved developed reserves are listed in our reserve report. Price is a material factor in our stated reserves, because higher prices permit relatively higher-cost reserves to be produced economically. Higher prices generally permit longer recovery, hence larger reserves at higher values. Conversely, lower prices generally limit recovery to lower-cost reserves, hence smaller reserves. The process of estimating oil and gas reserve quantities is inherently imprecise. Ascribing monetary values to those reserves, therefore, yields imprecise estimated data at best.

Our estimated future net recoverable oil and gas reserves from proved developed properties as of December 31, 2002, December 31, 2001 and December 31, 2000 were as follows:

	BBL		MCF	
December 31, 2002	Cöndensate	162	Natural Gas	1,492,245
December 31, 2001	Condensate	162	Natural Gas	1,684,757
December 31, 2000	Condensate	299	Natural Gas	1,842,672

Using year-end oil and gas prices and current levels of lease operating expenses, the estimated present value of the future net revenue to be derived from our proved developed oil and gas reserves, discounted at 10%, was $2,224,270 at December 31, 2002, $1,005,010 at December 31, 2001, and $8,483,726 at December 31, 2000. The unaudited supplemental information attached to the consolidated financial statements provides more information on oil and gas reserves and estimated values.

The following table sets forth the net quantities of natural gas and crude oil that we produced during:

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Natural Gas (MCF)	229,126	230,392	249,011
Crude Oil (BBL)	29	14	50

The following table sets forth our average sales price and average production (lifting) cost per unit of oil and gas produced during:

	Year Ended December 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000	
	Gas (Mcf)	Oil (Bbl*)	Gas (Mcf)	Oil (Bbl*)	Gas (Mcf)	Oil (Bbl*)
Sales Price	$3.07	$19.13	$6.93	$22.32	$3.99	$19.98
Production Costs	$0.98	0	$0.40	0	.29	0
Net Profit	$2.09	$19.13	$6.53	$22.32	$3.70	$19.98

* Amount represents total sales price of associated condensate, unable to determine price per barrel.

As of December 31, 2002, we had the following gross and net position in wells and developed acreage:

Wells (1)		Acres (2)	
Gross	Net	Gross	Net
11	4.537	2,192	645

(1) "Gross" wells represent the total number of producing wells in which we have a working interest. "Net" wells represent the number of gross producing wells multiplied by the percentages of the working interests which we own. "Net wells" recognizes only those wells in which we hold an earned working interest. Working interests earned at payout have not been included.

(2) "Gross" acres represent the total acres in which we have a working interest; "net" acres represent the aggregate of the working interests which we own in the gross acres.

In 2002 we drilled three exploratory wells, two were dry holes and were plugged and abandoned. The third well is currently being recompleted. The Ekho No. 1 has been included in the OPUS-I project and as funds are received we will hydraulically fracture it to determine if it is capable of commercial production.

The following table sets forth the number of productive and dry exploratory and development wells which we drilled during:

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Exploratory			1
Producing	-0-	-0-	-0-
Recompleting	1	-0-	-0-
Dry	2	1	1
Total	3	1	-0-
Development			
Producing	-0-	-0-	-0-
Dry	-0-	-0-	-0-
Total	-0-	-0-	-0-

The following table sets forth information regarding undeveloped oil and gas acreage in which we had an interest on December 31, 2002.

State	Gross Acres	Net Acres
California	39,964	36,259
Nevada	16,617	16,617

Some of our undeveloped acreage is held pursuant to leases from landowners. Such leases have varying dates of execution and generally expire one to five years after the date of the lease. In the next three years, the following lease gross acreage expires:

Expires in 2003	7,843 acres
Expires in 2004	2,374 acres
Expires in 2005	5,854 acres

Precious Metals

The precious metals properties are located in interior Alaska. As of December 31, 2002, we had no proven precious metal reserves, but we are exploring these properties. They are comprised of 626 40-acre claims and 15 160-acre claims, of which 104 claims are leased from others, located solely on State owned lands requiring annual assessment work, and an annual per claim fee. All fees are current.

The mining claim block covers about 42.9 square miles or 27,740 acres of land, all of which is owned by the State of Alaska. The claims lie within T-5-6-7 S, R 5-6-7-8 E, Fairbanks Meridian (Plate 1), immediately north of the Richardson Highway, an all-weather paved highway that connects Fairbanks, Alaska, with points south and east. Fairbanks is approximately 65 miles northwest of Richardson, and Delta Junction, also on the highway, is about 30 miles to the southeast. The Trans Alaska Pipeline corridor is near the northeastern edge of the claim block and the service road along the pipeline provides access to the claims from the north. Numerous good to fair dirt roads traverse the claims.

The following table sets forth the information regarding the acreage position we have under lease in Alaska as of December 31, 2002:

State	Gross Acres	Net Acres
Alaska	27,740	26,946

Mineral properties claimed on open state land require minimum annual assessment work of $100 worth per State of Alaska claim. Expenditures on the Richardson, Alaska acreage have already carried forward annual assessment requirements more than four years on all its claims. We have no Federal claims.

We have had a joint scientific research agreement with TsNIGRI, the Central Research Institute of Geological Prospecting for Base and Precious Metals, based in Moscow, Russia since 1991. The proprietary technology they use for evaluating large areas of covered sub-arctic terrain has been impressive and encouraging to our efforts. Minute amounts of gold have been found at 60 locations along a 20-mile swath and over 1,000 samples have been assayed by Bondar-Clegg, a respected assay house. We believe we have a great potential and intend to continue our exploration of these properties.

We intend to continue our exploration efforts for precious metals on our claim block in Richardson, Alaska. With the help of TsNIGRI, we have explored and evaluated this property during the summer months, due to the constraints of the weather in the winter months. This work will consist of field activity which includes drilling bore holes, mapping and other geological work.

ITEM 3. Legal Proceedings

On November 7, 2002 a judgment of $141,500 was awarded to Armstrong Petroleum against Tri-Valley Corporation. This was the result of a lawsuit that was filed against Tri-Valley alleging a breach of contract. Armstrong and Tri-Valley disagreed on the amount of royalties that were due Armstrong. Tri-Valley filed an appeal of this judgment on December 3, 2002 and is confident that we will prevail and the judgment will be overturned.

ITEM 4. Submission of Matters To A Vote Of Security Holders

We held our annual meeting on November 16, 2002. At the meeting, the shareholders re-elected all of the six directors who were recommended by the board. They also approved the appointment of Brown Armstrong as our independent accountants.

The shareholder votes were as follows:

Measure #1 - Election of Directors

	FOR	AGAINST	ABSTAIN
F. Lynn Blystone	18,759,074	32,500	
Milton J. Carlson	18,755,360	36,214	
C. Chase Hoffman	18,755,360	36,214	
Dennis P. Lockhart	18,755,360	36,214	
Loren J. Miller	18,755,360	36,214	
Harold J. Noyes	18,742,360	49,214	

Measure #2 – Appoint Brown Armstrong as the Company's independent accountants.

FOR	AGAINST	ABSTAIN
18,733,339	58,235	

PART II

ITEM 5. Market Price Of The Registrant's Common Stock And Related Security Holder Matters

Shares of Tri-Valley Corporation stock are traded over-the-counter on the Electronic Bulletin Board under the symbol "TRIL." The following table shows the high and low bid and asked prices of Tri-Valley stock for the quarterly periods indicated as reported by the OTC Stock Journal:

	Bid Prices		Asked Prices	
	High	Low	High	Low
2002				
Fourth Quarter	$2.14	$1.31	$2.25	$1.31
Third Quarter	$2.45	$1.13	$2.65	$1.13
Second Quarter	$1.60	$1.14	$1.75	$1.10
First Quarter	$1.67	$1.14	$1.75	$1.10
2001				
Fourth Quarter	$1.90	$1.20	$2.05	$1.20
Third Quarter	$2.50	$1.40	$2.65	$1.40
Second Quarter	$2.98	$0.85	$3.20	$0.69
First Quarter	$2.06	$1.25	$2.50	$1.22

As of December 31, 2002, we estimate that our common stock was held by approximately 2,000 shareholders of record in 40 states and at least 4 foreign countries.

We historically have paid no dividends, and at this time do not plan to pay any dividends in the immediate future. Rather, we strive to add share value through discovery success. As of March 7, 2003, we had 22 market makers for our stock. In 2002, trading volume exceeded 6.9 million shares.

Recent Sales of Unregistered Securities

During 2002 we issued 13,000 shares of common stock without registration under the Securities Act of 1933 to one former employee pursuant to the exercise of stock options. The exercise price of the stock options was $0.50 per share, and the options were exercised on three occasions when the closing price of our common stock varied between $1.25 and $2.09 per share. The shares issued pursuant to the exercise of options were issued in privately negotiated transactions in reliance on the exemption contained in Section 4(2) of the Securities Act.

We issued 70,000 shares to Richard H. Langley, who is not affiliated with our company, for services. The closing market price of our common stock on the date we awarded these shares (December 18, 2002) was $1.55 per share.

ITEM 6. Selected Historical Financial Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Income Statement Data:					
Revenues	$ 6,284,910	$ 2,130,187	$ 2,197,369	$ 2,686,129	$ 977,982
Operating Income (Loss)	$ 845,130	$ (117,975)	$(1,360,263)	$ (12,417)	$ (1,004,790)
Basic Earnings Per Share	$ .04	$ -	$ (0.07)	$ -	$ (0.05)
Balance Sheet Data:					
Property and Equipment, net	$ 1,974,501	$ 2,010,457	$ 1,357,959	$ 1,059,755	$ 1,038,237
Total Assets	$ 4,634,874	$ 3,381,757	$ 4,053,257	$ 9,802,463	$ 2,216,958
Long Term Obligations	$ 26,791	$ 8,371	$ 12,038	$ 21,055	$ 8,527
Stockholder's Equity	$ 1,262,306	$ 353,776	$ 391,651	$ 391,651	$ 1,230,849

ITEM 7. Management's Discussion And Analysis Of Financial Condition

Notice Regarding Forward-Looking Statements

This report contains forward-looking statements. The words, "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "could," "may," "foresee," and similar expressions are intended to identify forward-looking statements. These statements include information regarding expected development of the Company's business, lending activities, relationship with customers, and development in the oil and gas industry. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated or otherwise indicated.

Critical Accounting Issues

Critical accounting policies are those that may have a material impact on our financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimate is made. Our senior management has discussed the development and selection of our accounting policies, related accounting estimates and disclosures with the Audit Committee of our Board of Directors. We believe our critical accounting policies include those addressing the recoverability and useful lives of assets, oil and gas estimates and income taxes. The policies are:

Oil and gas wells are drilled primarily on a contract basis. The Company follows the completed contract method of income recognition for drilling operations.

Sales of oil and natural gas wells are recognized when sold.

For exploration and development, costs are accounted for by the successful efforts method.

A summary of our significant accounting policies is included in Note 1 of our financial statements. We believe the application of these accounting policies on a consistent basis enables us to provide timely and reliable financial information about our earnings results, financial condition and cash flows.

Overview

We believe that, after 22 years of downsizing in the petroleum industry, increased oil and natural gas prices during the past year have created a favorable environment for renewed growth. Production from existing reserves continues to decline, while demand increases. While the trend for demand to outstrip available supplies is worldwide as well as national, we believe that it is particularly acute in California, our primary venue for exploration and production, which imports 55% of its oil and 90% of its natural gas demand. Oil prices tend to be set based on worldwide supplies and prices, while natural gas prices seem to be more dependent on local conditions. We expect that gas prices will hold steady or possibly increase over this year. If, however, prices should fall, for instance due to new regulatory measures or the discovery of new and easily producible reserves, our revenue from oil and gas sales would also fall.

In 2002 the Company created a limited partnership called the OPUS-I. The purpose of this partnership is to raise one hundred million dollars by selling partnership interests. With the funds raised we will drill up to twenty-six exploratory wells, mostly in California, and three are targeted for Nevada. We begin drilling as sufficient funds are invested to drill the next target.

We are continuing grading and prioritizing our geologic library, which contains over 700 California leads and prospects, for exploratory drilling. We use our library to decide where we should seek oil and gas leases for future explorations. From this library we were able to put together many of the prospects currently in OPUS-I. Of course, we cannot be sure that any future prospect can be obtained at an attractive lease price or that any exploration efforts would result in a commercially successful well.

We seek to fund and drill enough exploratory wells for commercial discoveries to make up for the cost of the inevitable dry holes that we can expect, in the exploration business. We believe our existing inventory of projects bear a high enough ratio of potentially successful to unsuccessful projects to deliver value to our drilling partners and our shareholders from successful wells, in excess of the total costs of all successful and unsuccessful projects. Our future results will depend on our success in finding new reserves and commercial production, and there can be no assurance what revenue we can ultimately expect from any new discoveries.

Tri-Valley Corporation does not engage in hedging activities and does not use commodity futures or forward contracts in its cash management functions.

Natural Gas Activities

In 2002 we plugged and abandoned the Sonata #1 which began drilling in December 2001. The Sonata 3-1 began drilling on May 6, 2002 and was plugged and abandoned. We then determined that the remaining two original Sonata Prospects, originally 4 wells were planned, would be dropped from our list of potential prospects and replaced. We began drilling the Sunrise-Mayel #2H on July 12, 2002, we artificially fractured the well in September 2002 and the zone was considered to be damaged by the fracture process. We are planning on coming up the hole and recompleting in another formation.

The Company generally sells a percentage of production on a fixed contract price and the remainder at the monthly spot price. In times when we expect the price of gas to weaken, we try to increase the amount we sell under fixed prices. When we expect the price of gas to rise, we seek to sell more gas in the spot market. In 2001 and 2002, we sold our gas 100% on the spot market. Because we expect gas prices to rise, we intend to sell 100% of our production on the spot market in 2003. Because we plan to sell only on the spot market in 2003, a drop in the price of gas could possibly have a more adverse impact on us than if we entered into some fixed price contracts for sale of future production.

Our proved hydrocarbon reserves were valued using a standardized measure of discounted future net cash flows of $2,224,270 at December 31, 2002, compared to $1,005,010 on December 31, 2001, after taking into account a 10% discount rate and also taking into consideration the effect of income tax. This was due primarily to the fluctuations in gas prices. Estimates such as these are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves. Because of unpredictable variances in expenses and capital forecasts, crude oil and natural gas price changes, largely influenced and controlled by U.S. and foreign government actions, and the fact that the basis for such estimates vary significantly, management believes the usefulness of these projections is limited. Estimates of future net cash flows presented do not represent management's assessment of future profitability or future cash flows to the Company. This value does not appear on the balance sheet because accounting rules require discovered reserves to be carried on the balance sheet at the cost of obtaining them rather than the actual future net revenue from producing them.

Tri-Valley usually sells most of the working interest in its test wells on prospects to third parties. The sales price of the interest is intended to pay for all drilling and testing costs on the property. Tri-Valley retains a minority "carried" ownership interest in the well and does not pay its proportionate share of drilling and testing costs for the well. Under these arrangements, we usually minimize the Company's cost to drill and also receive a minority interest from the reserves we discover. On the other hand, we occasionally incur extra expenses for drilling or development that we choose, in our discretion, not to pass on to other venture participants.

Petroleum Activities

We drilled the Aurora #1-19 oil prospect in December. It was a dry hole and was plugged and abandoned. The other wells we drilled in 2002 were for natural gas targets.

Precious Metals Activity

The price of gold has fluctuated in the last 12 months from a low of $289 per oz. to a high of $355 per oz. As funds become available the Company will continue to explore its claim block for discovery success. Historically the

Company has done its exploration on a seasonal basis, normally in the warmer months. There was no exploration activity in 2002. We are in the process of raising capital to continue our work in the area.

We are confident that other parties will be willing to participate when the price of gold recovers.

Results of Operations

Comparison of Years Ended December 31, 2002 and 2001

Balance Sheet

We had $1,936,294 cash on hand at December 31, 2002 compared to $911,913 at December 31, 2001. This change was from funding of the OPUS-I drilling program. Accounts receivable were $44,393 greater this year compared to 2001 due to revenue due us from gas sold the end of 2002. Deposits were $212,000 higher due to our posting a bond in this amount pending the appeal of our judgment. *See Litigation*

State income taxes are $76,000 more this year because the State of California removed the ability of companies to utilize tax loss carry-forward for two years. Prior to 2002 we were able to reduce our tax liability by using tax loss carry forwards accumulated from prior years. Accounts payable are $564,240 for the year ended December 31, 2002 compared to $297,001 for the same period in 2001. This increase is due to increased drilling activity in 2002.

Shareholder equity increased by $908,530 due to the increase in cash from current net income.

Revenues

Oil and gas income was $844,800 less in 2002 than in 2001 due to decreased gas prices in 2002. Partnership income was $33,243 less in 2002 compared to 2001 because of decreased gas prices in 2002. Sale of oil and gas prospects was $5,421,782 for the year ended December 2002 compared to $218,426 for the same period in 2001 due to increased prospect sales in 2002. Other income was $71,973 for the year ended December 31, 2002 compared to $231,899 for the year ended 2001, because in 2001 we settled a claim related to a loan made to a telecommunications partnership.

Costs and Expenses

Mining costs were $54,532 less in 2002 due to no exploration activity on our claim block in 2002. Oil and gas lease costs were $132,880 higher in 2002 than 2001 due to increased lease operating activity. Well workover expenses were $240,718 less in 2002 because we did not work over any wells in 2002. Cost of oil and gas prospects sold were $3,139,268 higher for the period ending December 31, 2002 compared to the same period last year due to increased prospect sales. Depreciation, depletion and amortization expenses are $26,578 less in 2002 due to Statements of Financial Accounting Standards 142 that no longer allows annual amortization. Therefore, no amortization was taken in 2002. These assets will now be tested for impairment annually. If required we would then take an impairment charge. The $45,143 charge for impairment of acquisition costs are from the write off of a prospect that the Company believes is no longer prospective. The Company has a profit of $769,130 after taxes due to increased drilling activity and sale of prospects.

Comparison of Years Ended December 31, 2001 and 2000

Balance Sheet

The Company had $911,913 cash on hand at December 31, 2001 compared to $1,373,570 at December 31,2000. This decrease resulted from the Company spending funds that had been advanced by our joint venture partners to drill Sunrise-Mayel#1. Accounts receivables were $711,136 less in 2001 due to the receipts owed us at the end of 2000, which were higher, as the price per mcf of gas was much higher in 2000 than in 2001. Trade accounts payable were $284,016 less in the year ending 2001 due to reduced drilling activity in the latter part of 2001 compared to 2000. Accounts payable to joint venture participants was $480,511 less in 2001 than in 2000 due to the amounts and timing of revenue receipts and their distribution to the participants. The $125,000 note receivable that was recorded on our balance sheet on December 31, 2000, was repaid with interest and expenses during 2001 in settlement of a claim we made in bankruptcy court.

Revenues

Oil and gas income amounted to $1,656,265 for the year ended 2001 compared to $1,044,013 for the year ended 2000. This increase was mainly due to the increase in natural gas prices paid for our production in northern California during the first half of 2001 compared to 2000. Our oil and gas income includes sales of oil and gas, royalties, and partnership income. The decrease of $645,074 in sale of oil and gas prospects was because the prospect we sold in 2001 was smaller than the prospect sold in 2000.

Gain on sale of property was $154,760 less in 2001 because we had no sale of property in 2001. Sale of oil and gas prospects is $645,074 less in 2001 compared to 2000 because of the smaller prospect sales in 2001 than in 2000.

Interest income decreased $75,637 for the year ended 2001 compared to the year ended 2000 due to reduced funds on deposit earning interest. Other income increased $196,037 due to the settlement and payment of the telecommunications claim.

Costs and Expenses

Costs and expenses are $1,309,470 less in the year ended 2001 compared to the year ended 2000. Mining expenses were $60,901 greater due to more exploratory activity on our Alaska claims. Workover expenses were $202,932 more in 2001 due to more wells having work done on them to enhance production capabilities. The cost of oil and gas prospects sold was $275,889 less in 2001 due to the size of the prospect we sold being smaller than the one sold in 2000. General and administrative costs were $813,462 less this year due to the settlement of a lawsuit and the costs related to it in the year ended December 31, 2000. Our well write-off expenses were $490,921 less in 2001 due to the fact we did not write off any wells in the year 2001.

Financial Condition

Commitments

Generally, our financial commitments arise from selling interests in our drilling prospects to third parties, which results in an obligation to drill and develop the prospect. If we are unable to sell sufficient interests in a prospect to fund its drilling and development, we must either amend our agreements to drill the prospect, locate a substitute prospect acceptable to the participants or refund the participants' funds.

We have a private placement drilling program to raise up to one hundred million dollars to drill and complete 26 prospects. We turnkey the drilling portion and the completion portion is based on costs incurred. In a turnkey program we guarantee to drill a well(s) for a certain amount. If the amount is greater then the Company would lose money on that well, if the cost is less then the Company would make a profit on that well.

Delay rentals for oil and gas leases amounted to $342,124 in 2002. Advance royalty payments and gold mining claims maintenance fees were $204,755 for the same period. We expect that approximately equal delay rentals and fees will be paid in 2003 from operating revenues.

Operating Activities

The company had a positive cash flow from operating activities of $1,154,919 compared to $45,072 for the same period in 2001. This was due from profit on the sale of prospects and turnkey drilling activity in 2002. Also, $122,315 was from the sale of lease prospects.

Investing Activities

Cash used in investing activities was $397,383 less in 2002 compared to 2001 primarily from the timing related to oil and gas lease acquisition costs and the sale of some of these costs to third parties. Typically, we acquire leases over several months or in some cases even a year's time. We then include these acquisition costs when we sell the prospect, at that time we recover our acquisition, geological and geophysical costs. Most of these costs for 2002 were related to the OPUS-I drilling partnership.

Financing Activities

Cash provided by financing activities was $7,279 less in the year ended 2002 compared to the same period in 2001. This was due to increase in long term debt by $29,686 and the reduction of paid in capital of $37,192 as stock options were exercised in 2002 compared to 2001.

Liquidity

The recoverability of the our oil and gas reserves depends on future events, including obtaining adequate financing for our exploration and development program, successfully completing our planned drilling program, and achieving a level of operating revenues that is sufficient to support our cost structure. At various times in our history, it has been necessary for us to raise additional capital through private placements of equity financing. When such a need has arisen, we have met it successfully. It is management's belief that we will continue to be able to meet our needs for additional capital as such needs arise in the future. We may need additional capital to pay for our share of costs relating to the drilling prospects and development of those that are successful, and to acquire additional oil and gas leases. The total amount of our capital needs will be determined in part by the number of prospects generated within our exploration program and by the working interest that we retain in those prospects.

Should we choose to make an acquisition of producing oil and gas properties, such an acquisition would likely require that some portion of the purchase price be paid in cash, and thus would create the need for additional capital. Additional capital could be obtained from a combination of funding sources. The potential funding sources include:

- Cash flow from operating activities,
- Borrowings from financial institutions,
- Debt offerings, which could increase our leverage and add to our need for cash to service such debt,
- Additional offerings of our equity securities, which would cause dilution of our common stock,
- Sales of portions of our working interest in the prospects within our exploration program, which would reduce future revenues from its exploration program,
- Sale to an industry partner of a participation in our exploration program,
- Sale of all or a portion of our producing oil and gas properties, which would reduce future revenues.

Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time such additional capital is sought. Accordingly, there can be no assurances that capital will be available to us from any source or that, if available, it will be on terms acceptable to us.

ITEM 8: FINANCIAL STATEMENTS

TRI-VALLEY CORPORATION

INDEX

REPORT OF INDEPENDENT AUDITOR

The Board of Directors
Tri-Valley Corporation
Bakersfield, California

We have audited the accompanying consolidated balance sheets of Tri-Valley Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects the financial position of Tri-Valley Corporation at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG PAULDEN
McCOWN STARBUCK & KEETER
ACCOUNTANCY CORPORATION

Bakersfield, California
February 21, 2003

TRI-VALLEY CORPORATION
CONSOLIDATED BALANCE SHEETS

	2002	2001
ASSETS		
Current Assets		
Cash	$ 1,936,294	$ 911,913
Accounts receivable, trade	151,618	107,225
Prepaid expenses	12,029	12,029
Total Current Assets	2,099,941	1,031,167
Property and Equipment, Net (Notes 1 and 2)	1,974,501	2,010,457
Other Assets		
Deposits	316,705	104,705
Investments in partnerships (Note 1)	17,400	9,101
Goodwill (net of accumulated amortization of $221,439 at December 31, 2001 and 2002)	212,414	212,414
Other	13,913	13,913
Total Other Assets	560,432	340,133
TOTAL ASSETS	$ 4,634,874	$ 3,381,757
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable (Note 3)	$ 13,792	$ 8,265
Income taxes payable	76,000	-
Accounts payable and accrued expenses	564,240	297,001
Amounts payable to joint venture participants	74,412	59,631
Advances from joint venture participants, net (Note 1)	2,617,333	2,654,713
Total Current Liabilities	3,345,777	3,019,610
Long-Term Portion of Notes Payable (Note 3)	26,791	8,371
Total Liabilities	3,372,568	3,027,981
Shareholders' Equity		
Common stock, $.001 par value; 100,000,000 shares authorized; 19,726,348 and 19,689,748 issued and outstanding at December 31, 2002 and 2001, Respectively	19,726	19,690
Less: common stock in treasury, at cost, 100,025 and 163,925 shares at December 31, 2002 and 2001, respectively	(13,370)	(21,913)
Common stock receivable	(2,250)	-
Capital in excess of par value	8,879,724	8,746,653
Accumulated deficit	(7,621,524)	(8,390,654)
Total Shareholders' Equity	1,262,306	353,776
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,634,874	$ 3,381,757

The accompanying notes are an integral part of these financial statements.

TRI-VALLEY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2002	2001	2000
Revenues			
Sale of oil and gas	$ 752,971	$ 1,597,771	$ 891,774
Royalty income	351	6,952	11,406
Partnership income	18,299	51,542	140,833
Gain on sale of property	-	-	154,760
Interest income	19,534	23,597	99,234
Sale of oil and gas prospects	5,421,782	218,426	863,500
Other income	71,973	231,899	35,862
Total Revenues	6,284,910	2,130,187	2,197,369
Costs and Expenses			
Mining exploration costs	169,111	223,643	162,741
Oil and gas leases	224,320	91,440	72,213
Well workover	-	240,718	37,786
Severed acreage	-	174	1,026
Cost of oil and gas prospects sold	3,648,089	508,821	784,710
General and administrative	1,316,894	1,117,643	1,931,105
Depreciation, depletion and amortization	34,384	60,962	57,400
Interest	1,838	4,761	19,730
Well write-off	-	-	490,921
Impairment of acquisition costs	45,143	-	-
Total Costs and Expenses	5,439,780	2,248,162	3,557,632
Net Income (Loss) before Income Taxes	845,130	(117,975)	(1,360,263)
Tax Provision (Note 6)	76,000	-	-
Net Income (Loss)	$ 769,130	$ (117,975)	$ (1,360,263)
Basic and Diluted Earnings (Loss) per Common Share and Common Equivalent Share	$ 0.04	$ (0.00)	$ (0.07)
Weighted Average Number of Shares Outstanding	19,702,054	19,495,693	19,293,188

The accompanying notes are an integral part of these financial statements.

TRI-VALLEY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Total Common Shares	Treasury Shares	Par Value	Capital in Excess of Par Value	Common Stock Receivable	Accumulated Deficit	Treasury Stock	Shareholders' Equity
Balance at December 31, 1999,								
as restated	19,301,248	179,425	$ 19,301	$ 8,344,462	$ -	$ (6,912,416)	$ (45,163)	$ 1,406,164
Issuance of common stock	253,500	(15,500)	254	373,396	-	-	23,250	396,900
Stock issuance costs	-	-	-	(51,150)	-	-	-	(51,150)
Net income (loss)	-	-	-	-	-	(1,360,263)	-	(1,360,263)
Balance at December 31, 2000,								
as restated	19,554,748	163,925	19,555	8,666,688	-	(8,272,679)	(21,913)	391,651
Issuance of common stock	135,000	-	135	79,965	-	-	-	80,100
Net income (loss)	-	-	-	-	-	(117,975)	-	(117,975)
Balance at								
December 31, 2001	19,689,748	163,925	19,690	8,746,653	-	(8,390,654)	(21,913)	353,776
Issuance of common stock	36,600	(63,900)	36	133,071	-	-	8,543	141,650
Common stock receivable	-	-	-		(2,250)	-	-	(2,250)
Net income (loss)	-	-	-	-	-	769,130	-	769,130
Balance at								
December 31, 2002	19,726,348	100,025	$ 19,726	$ 8,879,724	$ (2,250)	$ (7,621,524)	$ (13,370)	$ 1,262,306

The accompanying notes are an integral part of these financial statements.

TRI-VALLEY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 769,130	$ (117,975)	$ (1,360,263)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation, depletion, and amortization	34,384	60,962	57,400
Impairment, dry hole and other disposals of property	45,143	-	-
Land acquisition costs sold	122,315	-	-
(Gain) on sale of property	-	-	(154,760)
Non-employee stock compensation	119,700	23,100	88,650
Changes in operating capital:			
(Increase) decrease in accounts receivable	(44,393)	711,136	(663,177)
Increase in prepaids	-	-	(10,000)
Increase in deposits and other assets	(212,000)	(4,600)	(1,375)
Increase in income taxes payable	76,000	-	-
Increase (decrease) in accounts payable & accrued exp.	267,239	(284,016)	189,915
Increase (decrease) in amounts payable to joint venture participants and related parties	14,781	(480,511)	444,156
Increase (decrease) in advances from joint venture participants	(37,380)	136,976	(5,359,863)
Net Cash Provided (Used) by Operating Activities	1,154,919	45,072	(6,769,317)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments on notes receivable	-	125,000	-
Proceeds from sale of property	-	-	154,760
Capital expenditures	(170,272)	(702,613)	(293,489)
(Investment in) distribution from partnerships	10,000	19,958	(17,053)
Net Cash Used by Investing Activities	(160,272)	(557,655)	(155,782)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from long-term debt	29,686	-	-
Principal payments on long-term debt	(5,739)	(6,074)	(8,900)
Proceeds from issuance of common stock	26	134	274
Additional paid in capital	19,674	56,866	284,726
Sale of treasury stock	-	-	23,250
Stock issuance costs	-	-	(51,150)
Net Cash Provided by Financing Activities	43,647	50,926	248,200
Net Increase (Decrease) in Cash and Cash Equivalents	1,038,294	(461,657)	(6,676,899)
Cash at Beginning of Year	911,913	1,373,570	8,050,469
Cash at End of Year	$ 1,936,294	$ 911,913	$ 1,373,570
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 1,838	$ 4,761	$ 19,730
Income taxes paid	$ 800	$ -	$ 15,756

The accompanying notes are an integral part of these financial statements.

TRI-VALLEY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Tri-Valley Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Tri-Valley Oil & Gas Co. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the estimate of Company oil and gas reserves prepared by an independent engineering consultant. Such estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves. Estimated reserves are used in the calculation of depletion, depreciation and amortization as well as the Company's assessment of proved oil and gas properties for impairment.

History and Business Activity

The Company has been historically an oil and gas exploration and production company, emphasizing the Sacramento Valley natural gas province, and is now also very active in the south San Joaquin Valley. In the fiscal year 1987, the Company added precious metals exploration. The Company conducts its oil and gas business primarily through its wholly owned oil and gas subsidiary, Tri-Valley Oil & Gas Company ("TVOG"). TVOG is engaged in the exploration, acquisition and production of oil and gas properties. At present, the precious metals exploration activities are conducted directly by the parent, Tri-Valley Corporation ("TVC"). TVC has traditionally sought acquisition or merger opportunities within and outside of petroleum and mineral industries.

For purposes of reporting operating segments, the Company is involved in three areas. These are drilling and development, oil and gas production, and precious metals.

Cash Equivalent and Short-Term Investments

Cash equivalents include cash on hand and on deposit, and highly liquid debt instruments with original maturities of three months or less.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

The consolidated financial statements include the net assets purchased of Tri-Valley Corporation's wholly owned oil and gas subsidiary, TVOG. Net assets are carried at their fair market value at the acquisition date. On January 1, 2002, Tri-Valley Corporation adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, goodwill is a non-amortizable asset, and is subject to an annual review for impairment. Prior to the implementation of SFAS 142, the Company had goodwill of $433,853 that was being amortized. The carrying amount of goodwill is evaluated periodically. Factors used in the evaluation include the Company's ability to raise capital as a public company and anticipated cash flows from operating and non-operating mineral properties.

Drilling Agreements/Joint Ventures

Tri-Valley frequently participates in drilling agreements whereby it acts as operator of drilling and producing activities. As operator, TVOG is liable for the activities of these ventures. The Company typically owns a carried interest and/or overriding royalty interest in such ventures, earning a working interest at payout.

Receivables from and amounts payable to these related parties (as well as other related parties) have been segregated in the accompanying financial statements. For contract drilling projects where the Company acts strictly as operator of drilling, the Company makes cash calls to participants when drilling expenditures exceed participant contributions. Excess project funding is held until it is determined that no further requirement exists for abandonment or plugging back of project wells, at which time the funds are refunded. In 2000, the Company expensed $490,921 worth of joint venture project costs attributed to a dry hole project.

Sale of Oil and Gas Prospects

The Company sells the rights to unproven oil and gas prospects to the joint ventures created for drilling and exploration activities. These amounts represent the Company's costs of leasing and acquiring the prospects, and other geological and geophysical costs (hereafter referred to as "GGLA") plus a profit to the Company. The Company recognizes gain on the sale of prospect GGLA at the point when the joint venture is fully funded, as the portion of the project cost attributed to GGLA is nonrefundable upon completion of project funding.

Oil and Gas Property and Equipment (Successful Efforts)

The Company accounts for its oil and gas exploration and development costs on the successful efforts method. Under this method, costs to acquire mineral interests in oil and gas properties, to drill and complete exploratory wells that find proved reserves and to drill and complete development wells are capitalized. Exploratory dry-hole costs, geological and geophysical costs and costs of carrying and retaining unproved properties are expensed when incurred, except those GGLA expenditures incurred on behalf of joint venture drilling projects, which the Company defers until the GGLA is sold at the completion of project funding and the target prospect is drilled. Expenditures incurred in drilling exploratory wells are accumulated as work in process until the Company determines whether the well has encountered commercial oil and gas reserves. If the well has encountered commercial reserves, the accumulated cost is transferred to oil and gas properties; otherwise, the accumulated cost, net of salvage value, is charged to dry hole expense. If the well has encountered commercial reserves but cannot be classified as proved within one year after discovery, then the well is considered to be impaired, and the capitalized costs (net of any salvage value) of drilling the well are charged to expense. In 2000, 2001, and 2002 there was $0, $0, and $45,143, respectively, charged to expense for impairment of exploratory well costs. Depletion, depreciation and amortization of oil and gas producing properties are computed on an aggregate basis using the units-of-production method based upon estimated proved developed reserves.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and/or Long-Lived Assets to be Disposed of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The provisions of SFAS 121 are applicable to proved properties and our costs of wells and related equipment. Periodically, if there is a large decrease in oil and gas reserves or production on a property, or if a dry hole is drilled on or near one of its properties the Company will review the properties for impairment. SFAS 121 also established guidelines for determining recoverability based on future net cash flows from the use of the asset and for the measurement of the impairment loss. Impairment loss under SFAS No. 121 is calculated as the difference between the carrying amount of the asset and its fair value. If the carrying amount exceeds the undiscounted future net revenues, an impairment is recognized equal to the difference between the carrying value and the discounted estimated future net revenues of that property, which closely reflects fair market value. Any impairment loss is recorded in the current period in which the recognition criteria are first applied and met. Under the successful efforts method of accounting for oil and gas operations, the Company periodically assesses its proved properties for impairments by comparing the aggregate net book carrying amount of all proved properties with their aggregate future net cash flows. The statement requires that the impairment review be performed on the lowest level of asset groupings for which there are identifiable cash flows. In the case of the Company, this results in a field-by-field impairment review.

Upon the sale of oil and gas reserves in place, costs less accumulated amortization of such property are removed from the accounts and resulting gain or loss on sale is reflected in operations. Impairment of non-producing leasehold costs and undeveloped mineral and royalty interests are assessed periodically on a property-by-property basis, and any impairment in value is currently charged to expense. In addition, we assess the capitalized costs of unproved properties periodically to determine whether their value has been impaired below the capitalized costs. We recognize a loss to the extent that such impairment is indicated. In making these assessments, we consider factors such as exploratory drilling results, future drilling plans, and lease expiration terms. When an entire interest in an unproved property is sold, gain or loss is recognized, taking into consideration any recorded impairment. When a partial interest in an unproved property is sold, the amount is treated as a reduction of the cost of the interest retained. Upon abandonment of properties, the reserves are deemed fully depleted and any unamortized costs are recorded in the statement of operations under leases sold, relinquished and impaired.

Based on the Company's experience, management believes site restoration, dismantlement, and abandonment costs net of salvage value to be immaterial in relation to operating costs. These costs are currently expensed when incurred.

Gold Mineral Property

The Company has invested in several gold mineral properties with exploration potential. All mineral claim acquisition costs and exploration and development expenditures are charged to expense as incurred. We capitalize acquisition and exploration costs only after persuasive engineering evidence is obtained to support recoverability of these costs (ideally upon determination of proven and/or probable reserves based upon dense drilling samples and feasibility studies by a recognized independent engineer). Currently no amounts have been capitalized.

Advances from Joint Venture Participants

Advances received by the Company from joint venture partners for contract drilling projects, which are to be spent by the Company on behalf of the joint venture partners, are classified within operating inflows on the basis they do not meet the definition of finance or investing activities. When the cash advances are spent, the payable is reduced accordingly. These advances do not contribute to the Company's operating profits and are accounted or/disclosed as balance sheet entries only i.e. within cash and payable to joint venture participants.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Properties and Equipment

Properties and equipment are depreciated using the straight-line method over the following estimated useful lives:

Office furniture and fixtures	3 - 7 years
Building	40 years

Leasehold improvements are amortized over the life of the lease.

Maintenance and repairs, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred. Gains or losses on dispositions of property and equipment other than oil and gas are reflected in operations.

Concentration of Credit Risk and Fair Value of Financial Instruments

As discussed in Note 7, the Company sells oil, gas and natural gas liquids to primarily one purchaser located in the northern California region.

The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution.

Fair value of financial instruments are estimated to approximate the related book value, unless otherwise indicated, based on market information available to the Company.

Stock Based Compensation Plans

The Company has adopted only the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, and has elected to continue to record stock-based compensation expense using the intrinsic-value approach prescribed by Accounting Principles Board ("APB") Opinion 25. The application of APB Opinion 25 has further been clarified by Financial Accounting Standards Board ("FASB") Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation". Accordingly, the Company computes compensation cost for each employee stock option granted as the amount by which the quoted market price of the Company's common stock on the date of grant exceeds the amount the employee must pay to acquire the stock. The amount of compensation costs, if any, is charged to operations over the vesting period.

Revenue Recognition

Oil and Gas Sales

Crude oil and natural gas revenues are recognized as production takes place and the sale is completed and the risk of loss transfers to a third party purchaser.

Drilling Projects

For turnkey drilling projects, amounts received for drilling activities which have not been completed are deferred and reported as liabilities within the joint venture advance liability. The costs of turnkey drilling projects are reimbursed by the drilling partnership on a periodic basis and carried in Company inventory until drilling is completed. The Company follows the completed contract method of accounting for its turnkey drilling projects, and recognizes revenue on the turnkey project when drilling is complete. During 2002, two drilling projects were performed on a turnkey basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification

Certain amounts in the financial statements have been reclassified to be consistent and comparable from year-to-year.

Supplemental Disclosure of Non-Cash Activities

During 2002, the Company issued 70,000 shares of common stock valued at $119,700, of which 63,900 shares were issued from treasury, to an outside consultant for services.

During 2002, the Company issued 4,500 shares of common stock to an officer in exchange for a $2,250 receivable. The shares were under the Company's stock option plan.

Treasury Stock

The Company records acquisition of its capital stock for treasury at cost. Differences between proceeds for reissuance of treasury stock and average cost are charged to retained earnings or credited thereto to the extent of prior charges and thereafter to capital in excess of par value.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 141 also requires unallocated negative goodwill (in a case where the purchase price is less than fair market value of the acquired assets) to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS 142 are: 1) goodwill and intangible assets with indefinite lives will no longer be amortized; 2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and 3) the amortization period for intangible assets with finite lives will no longer be limited to 40 years.

Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement No. 142. Statement No. 141 will require, upon adoption of Statement No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. Upon adoption of Statement No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. In connection with the transitional goodwill impairment evaluation, Statement No. 142 will require the Company to perform an assessment, by reporting unit, of whether there is an indication that goodwill is impaired as of the date of adoption. Management believes the Company has one reporting unit. The Company will then have up to six months from the date of adoption to determine the fair value of its reporting unit and compare it to the reporting unit's carrying amount. To the extent the reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, to its carrying amount, both of which

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)

would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings. SFAS 142 is effective for the fiscal year beginning January 1, 2002. As of the date of adoption, the Company expects to have unamortized goodwill in the amount of $212,414 all of which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was $10,846 per year for the fiscal years 2001 and 2000. The Company does not believe that the adoption of these statements will have a material effect on its financial position, results of operations or cash flows.

In June 2001, the FASB also approved for issuance SFAS 143 "Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets such as wells and production facilities. SFAS 143 guidance covers (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long- lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS 143 could result in (1) an increase of total liabilities, because more retirement obligations are required to be recognized, (2) an increase in the recognized cost of assets, because the retirement costs are added to the carrying amount of the long-lived asset and (3) an increase in operating expense because of the accretion of the retirement obligation and additional depreciation and depletion. The Company adopted the statement on January 1, 2003. The transition adjustment resulting from the adoption of SFAS 143 will be reported as a cumulative effect of a change in accounting principle in January 2003. The adoption of this standard had no material impact on its financial position, results of operations, or cash flows.

In August 2001, the FASB also approved SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 replaces SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and therefore were adopted by the Company in 2002. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS 145, which is effective for fiscal years beginning after May 15, 2002, provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 nullifies the guidance of the Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. The provisions of SFAS 146 are required for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

NOTE 2 - PROPERTY AND EQUIPMENT

Oil and gas properties, and equipment and fixtures consist of the following:

	December 31, 2002	December 31, 2001
Oil and Gas - California		
Proved properties, net of accumulated depletion of $587,030 and $562,311 at December 31, 2002 and 2001, respectively	$ 109,355	$ 190,396
Unproved properties	1,710,437	1,692,702
Total Oil and Gas Properties	1,819,792	1,883,098
Other Property and Equipment		
Land	12,281	12,281
Building, net of accumulated depreciation $11,751 and $10,623 at December 31, 2002 and 2001, respectively	38,644	39,771
Transmission tower	45,000	45,000
Office equipment, vehicle, and leasehold improvements net of accumulated depreciation of $159,731 and $151,195 at December 31, 2002 and 2001, respectively	58,784	30,307
Total Other Property and Equipment	154,709	127,359
Property and Equipment (Net)	$ 1,974,501	$ 2,010,457

NOTE 3 - NOTES PAYABLE

	December 31, 2002	December 31, 2001
Note payable to Union Bank dated July 29,2002; secured by a vehicle; interest at 8.3%; payable in 60 monthly installments of $602.	$ 27,638	$ -

NOTE 3 - NOTES PAYABLE (Continued)

Note payable to Imperial Premium Finance, Inc., dated June 9, 1997; secured by contractual policy; interest at 12.00%; payable in monthly installments of $680 including interest.	4,574	4,574
Note payable to Union Bank, dated January 15, 2000; secured by a vehicle; interest at 8.5%; payable in 60 monthly installments of $380.	8,371	12,062
	40,583	16,636
Less current portion	13,792	8,265
Long-term portion of notes payable	$ 26,791	$ 8,371

Maturities of long-term debt for the years subsequent to December 31, 2002 are as follows:

Year Ended December 31,	
2003	$ 13,792
2004	9,986
2005	6,100
Thereafter	10,705
	$ 40,583

NOTE 4 - RELATED PARTY TRANSACTIONS

Employee Stock Options

The Company has a qualified and a nonqualified stock option plan, which provides for the granting of options to key employees, consultants, and non-employee directors of the Company. The option price, number of shares and grant date are determined at the discretion of the Company's board of directors. Options granted under the plans are exercisable immediately, however, the plan expires in August 2008.

The purpose of the Company's stock option plans is to further the interest of the Company by enabling officers, directors, employees, consultants and advisors of the Company to acquire an interest in the Company by ownership of its stock through the exercise of stock options and stock appreciation rights granted under its stock option plan.

The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 allows entities to continue to measure compensation cost for stock-based awards using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and to provide pro forma net income and pro forma earnings per share disclosures as if the fair value based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123. For stock options granted, the option price

NOTE 4 - RELATED PARTY TRANSACTIONS (Continued)

was not less than the market value of shares on the grant date, therefore, no compensation cost has been recognized. Had compensation cost been determined under the provisions of SFAS 123, there would have been no effect on the Company's net income and earnings per share for the years ended December 31, 2000, 2001, and 2002 as the fair value of the Company's stock exceeded the weighted average fair value of the options granted.

The fair value of each option grant is estimated on the date of grant the Black-Scholes American option-pricing model with the following weighted-average assumptions used for grant in 2002, 2001 and 2000, respectively. Expected life of 5, 6, and 7 years for 2002, 2001 and 2000, respectively, no expected dividends, expected volatility of 98.04 percent for 2002, 82.91 percent for 2001, and 89.28 and 89.97 percent for 2000 and risk-free interest rates of 3.86, 4.85, and 5.25 percent, respectively.

Employee Stock Options (Continued)

A summary of the status of the Company's fixed stock option plan as of December 31, 2002 and 2001, and changes during the years ending on those dates is presented below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Fixed Options						
Outstanding at beginning of year	3,229,000	$ 1.26	2,644,000	$ 1.20	1,248,000	$ 0.77
Granted	-	$ -	700,000	$ 1.35	1,410,000	$ 1.57
Exercised	(20,500)	$ 0.50	(115,000)	$ 1.50	(14,000)	$ 0.50
Cancelled	(248,000)	$ 1.36	-		-	
Outstanding at end of year	2,960,500	$ 1.25	3,229,000	$ 1.26	2,644,000	$ 1.20
Options exercisable at year-end	2,960,500		3,229,000		2,644,000	
Weighted-average fair value of options granted during the year	$ -		$ 1.02		$ 1.30	

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$.50 - $2.43	2,960,500	6.15	$ 1.25

A summary of option transactions during the years ended December 31, 2002, 2001, and 2000 is presented below:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 1999	1,248,000	$ 0.77

NOTE 4 - RELATED PARTY TRANSACTIONS (Continued)

Issued	1,410,000	1.57
Exercised	(14,000)	0.50
Outstanding at December 31, 2000	2,644,000	1.20
Issued	700,000	1.35
Exercised	(115,000)	0.50
Outstanding at December 31, 2001	3,229,000	1.26
Issued	-	-
Exercised	(20,500)	0.50
Cancelled	(248,000)	1.36
Outstanding at December 31, 2002	2,960,500	1.25
Exercisable at December 31, 2002	2,960,500	1.25
Available for Issuance at December 31, 2002	490,000	

Beneficial Owners

The following is known to the Company to be the only beneficial owners of 5% or more of the Company's outstanding common stock at December 31, 2002:

	Ownership Shares		Percentage
F. Lynn Blystone	1,332,764	(1)	6.40%
Dennis Vaughan	1,009,200		5.10%

(1) Includes 886,500 stock options that he has the right to exercise.

Partnerships

Tri-Valley is a general partner and operator of the Tri-Valley Oil & Gas Exploration Programs 1971-1 and Martins-Severin Partnerships. The Company accounts for these partnerships on the equity method. Oil and gas income produced follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Partnership income, net of expenses	$ 18,299	$ 51,542	$ 140,833

NOTE 5 – EARNINGS PER SHARE

Full year basic earnings (loss) per share for the Company were $.04, $.00, and $(.07) in 2002, 2001 and 2000, respectively, and were based on the weighted average shares outstanding of 19,702,054 in 2002, 19,495,693 in 2001,

NOTE 5 – EARNINGS PER SHARE (Continued)

and 19,293,188 in 2000. Diluted earnings (loss) per share for the Company were $.04, $.00, and $(.07) in 2002, 2001 and 2000, respectively. The diluted earning per share amounts are based on weighted average shares outstanding plus common stock equivalents. Common stock equivalents include stock options and awards, and common stock warrants, and totaled 2,698,500 in 2002, 0 in 2001, and 0 in 2000. Common stock equivalents excluded from the calculation of diluted earnings per share because the effect was antidilutive were 960,000, 3,729,000, and 2,644,000 in 2002, 2001 and 2000, respectively.

NOTE 6 - INCOME TAXES

At December 31, 2002, the Company had available net operating loss carry forwards for financial statements and federal income tax purposes of approximately $1,040,000. These loss carryforwards expire between 2002 and 2014.

The components of the net deferred tax assets were as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Deferred Tax Assets:			
Net operating loss carryforwards	$ 45,667	$ 606,550	$ 802,644
Statutory depletion carryforwards	297,217	291,276	259,233
Total Deferred Tax Assets	342,884	897,826	1,061,877
Valuation Allowance	(342,884)	(897,826)	(1,061,877)
Net Deferred Tax Assets	$ -	$ -	$ -

A full valuation allowance has been established for the deferred tax assets generated by net operating loss and statutory depletion carryforwards due to the uncertainty of future utilization.

The reconciliation of federal taxable income follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Income (loss) before tax	$ 845,130	$ (117,975)	$ (1,360,263)
Computed "expected" tax (benefit)	$ 304,344	$ (40,112)	$ (462,489)
State tax liability	76,000	-	-
Utilization (non-utilization) of operating loss carryover	(304,344)	40,112	462,489
Total income tax provision	$ 76,000	$ -	$ -

NOTE 7 - MAJOR CUSTOMERS

Oil and Gas

The Company received in excess of 10% of its oil and gas revenue from various sources as follows:

NOTE 7 - MAJOR CUSTOMERS (Continued)

Oil and Gas

	A	Other
Period Ended:		
December 31, 2000	$ 994,553	$ 50,460
December 31, 2001	$ 1,597,771	$ -
December 31, 2002	$ 752,971	$ -

Substantially, all oil and gas sales have occurred in the northern California gas market.

NOTE 8 - FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS

The Company adopted SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information in 1998 which changes the way the Company reports information about its operating segments.

The Company identifies reportable segments by product and country, although the Company currently does not have foreign country segments. The Company includes revenues from both external customers and revenues from transactions with other operating segments in its measure of segment profit or loss. The Company also includes interest revenue and expense, DD&A, and other operating expenses in its measure of segment profit or loss.

The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Principles (see Note 1).

The Company's operations are classified into two principal industry segments. Following is a summary of segmented information for 2002, 2001, and 2000:

	Oil and Gas Production	Precious Metals	Drilling and Development	Total
Year Ended December 31, 2002				
Revenues from External Customers	$ 771,621	$ -	$ 5,421,782	$ 6,193,403
Interest Revenue	$ 19,534	$ -	$ -	$ 19,534
Interest Expense	$ 1,838	$ -	$ -	$ 1,838
Expenditures for Segment Assets	$ 155,132	$ -	$ -	$ 155,132
Depreciation, Depletion, and Amortization	$ 34,384	$ -	$ -	$ 34,384
Total Assets	$ 4,648,787	$ -	$ -	$ 4,648,787
Net Income (Loss)	$ (835,452)	$ (169,111)	$ 1,773,693	$ 769,130
Year Ended December 31, 2001				
Revenues from External Customers	$ 1,656,265	$ -	$ -	$ 1,656,265
Interest Revenue	$ 23,597	$ -	$ -	$ 23,597
Interest Expense	$ 4,761	$ -	$ -	$ 4,761
Expenditures for Segment Assets	$ 702,613	$ -	$ -	$ 702,613
Depreciation, Depletion, and Amortization	$ 60,962	$ -	$ -	$ 60,962
Total Assets	$ 3,381,757	$ -	$ -	$ 3,381,757
Net Income (Loss)	$ 396,063	$ (223,643)	$ (290,395)	$ (117,975)

NOTE 8 - FINANCIAL INFORMATION RELATING TO INDUSTRY SEGMENTS (Continued)

Year Ended December 31, 2000				
Revenues from External Customers	$ 1,044,013	$ -	$ -	$ 1,044,013
Interest Revenue	$ 99,234	$ -	$ -	$ 99,234
Interest Expense	$ 19,730	$ -	$ -	$ 19,730
Expenditures for Segment Assets	$ 293,489	$ -	$ -	$ 293,489
Depreciation, Depletion, and Amortization	$ 57,400	$ -	$ -	$ 57,400
Total Assets	$ 4,053,257	$ -	$ -	$ 4,053,257
Net Income (Loss)	$ (1,118,732)	$ (162,741)	$ (78,790)	$ (1,360,263)

NOTE 9 - COMMON STOCK

During 2002 we issued the following shares of common stock. All of these securities were issued pursuant to privately negotiated transactions in reliance on the exemption contained in Section 4(2) of the Securities Act.

- One officer and one former employee exercised options to purchase 20,500 common shares at $.50 each. Included as a component of shareholder's equity is a $2,250 receivable from the officer for shares received.

- We issued 10,000 shares to the Company's President, Lynn Blystone, pursuant to an employment contract. The closing market price of our common stock on the date we awarded these shares was $1.17.

- We issued 70,000 shares to Richard Langley for services, of which 63,900 shares were issued from treasury stock. The closing market price of our common stock on the date we awarded these shares (December 18, 2002) was $1.71.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is a defendant in an action filed by Armstrong Petroleum alleging the Company failed to make correct royalty payments to Armstrong for several years. In 2002, Armstrong was awarded a judgment against the Company for $141,500. The Company believes the judgment was based on incorrect facts and has filed an appeal. The Company was required to post a cash bond of $212,000 with the appeal. The bond amount is included in Deposits at December 31, 2002. The Company believes it will prevail in its appeal and the likelihood of loss is less than probable. Included in accounts payable at December 31, 2002 certain estimated expenses have been accrued in connection with the appeal.

Contingencies

The Company is subject to possible loss contingencies pursuant to federal, state and local environmental laws and regulations. These include existing and potential obligations to investigate the effects of the release of certain hydrocarbons or other substances at various sites; to remediate or restore these sites; and to compensate others for damages and to make other payments as required by law or regulation. These obligations relate to sites owned by the Company or others, and are associated with past and present oil and gas operations. The amount of such obligations is indeterminate and will depend on such factors as the unknown nature and extent of contamination, the unknown timing, extent and method of remedial actions which may be required, the determination of the Company's liability in proportion to other responsible parties, and the state of the law.

NOTE 10 - COMMITMENTS AND CONTINGENCIES (Continued)

Natural Gas Contracts

The Company sells its gas under one gas contract. The contract is effective for a twelve month period and is renegotiated annually. During 2000, 2001, and 2002, the Company sold all of its produced gas under these agreements. The terms of the agreements are identical among the contracts. During 2002, the terms of the agreements were as follows: 100% percent of the produced gas was purchased at the monthly spot price, which is the PG&E Citygate price. During 2001, the terms of the agreements were as follows: 100% percent of the produced gas was purchased at the monthly spot price, which is the PG&E Citygate price. During 2000, the terms of the agreements were as follows: Sixty percent of the produced gas was purchased at a fixed price of $2.35, the remaining forty percent was purchased at the monthly spot price, which is the PG&E Citygate price.

Joint Venture Advances

As discussed in Note 1, the Company receives advances from joint venture participants, which represent funds raised to drill exploratory wells. The Company receives a carried working interest if the well is successfully drilled and completed. The Company acts as both the fiduciary agent and Operator during the period required to drill and equip the well, and as Operator while the well is produced. The Company is obligated to use these funds for expenditures of the joint venture prospect. The joint venture agreements specify that the Company must drill the subject well or substitute another prospect. Some agreements require that the interest earned on joint venture advances be credited to the project account. Expenditures of the projects are charged directly against the obligation.

The balance of the joint venture advance represents the sum of amounts contributed for drilling prospects, net of expenditures for the projects. Residual project balances are held until the Company makes a final determination concerning any remedial obligations of the joint venturers. The balance at December 31, 2002 consists primarily of the following projects:

Opus

The Opus Drilling Program is a multi-well drilling program covering more than 24 prospects. The Company began fund raising for the Opus program in late 2001 and 2002. To date, the Program has drilled 3 wells, which include the Aurora 1-19, the Sunrise-Mayel 2H, and the Sonata 3-1. The Aurora and Sonata wells were not commercially productive. Testing continues on the Sunrise well. All projects are turn-key projects, with turn-key drilling costs and completion costs for each well fixed in the drilling program Memorandum. The Opus Drilling Program joint venture status at December 31, 2002, which is included in the joint venture advance liability, is as follows:

Total Opus Contributions	$ 6,105,250
Total Opus Expenditures	$ 4,982,561

Ekho

The Ekho project was originally a three-well project, which commenced February 7, 2000 with the first well. The first well has been drilled to its target depth of just over 19,000 feet. The original majority joint interest partners were unable to fulfill their obligations to continue to fund well completion activities. The Company is currently seeking substitute partners to raise funds to fracture and complete the well. Ekho joint venture project status at December 31, 2002, which is included in the joint venture advance, is as follows:

Total Ekho joint venture contributions	$ 10,604,300
Total Ekho joint venture expenditures	$ 10,878,236
Interest credited to the joint account	$ 246,749

NOTE 10 - COMMITMENTS AND CONTINGENCIES (Continued)

Leases

The Company leases its office space on a three year lease which has 19 months remaining.

Stock Sale Agreement

Effective February 6, 2002, the Company completed a Securities Act registration of 8,500,000 shares of its common stock to be sold to Swartz Private Equity, LLC ("Swartz") under an Investment Agreement dated September 13, 2001 for a total value of up to $15,000,000, subject to a formula based on the Company's stock price and trading volume, over a three year period beginning from the effective date of the registration. The Company may also receive an additional $1,210,000 from sales to Swartz on the exercise of outstanding warrants. The proceeds of the sale will be used to finance property acquisition and development, for working capital, and to pay the expenses of the offering.

Under the Investment Agreement with Swartz, when the common shares are sold to Swartz the Company will receive the lesser of (1) 93% of the market price for the Company's stock or (2) the market price minus $0.12 per share. The number of shares sold to Swartz may not exceed 15% of the aggregate trading volume during the twenty trading days following the date the Company invokes a put right, and is subject to other volume limitations.

Common Stock Warrants

On April 20, 2001, the Company issued 500,000 common stock warrants to Swartz Private Equity, LLC. The warrants are exercisable at $2.42 per warrant and expire on April 20, 2006.

TRI-VALLEY CORPORATION
SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following estimates of proved oil and gas reserves, both developed and undeveloped, represent interests owned by the Company located solely in the United States.

Disclosures of oil and gas reserves, which follow, are based on estimates prepared by independent engineering consultants for the years ended December 31, 2002, 2001, and 2000. Such analyses are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. These estimates do not include probable or possible reserves.

These estimates are furnished and calculated in accordance with requirements of the Financial Accounting Standards Board and the Securities and Exchange Commission ("SEC"). Because of unpredictable variances in expenses and capital forecasts, crude oil and natural gas price changes, largely influenced and controlled by U.S. and foreign government actions, and the fact that the basis for such estimates vary significantly, management believes the usefulness of these projections is limited. Estimates of future net cash flows presented do not represent management's assessment of future profitability or future cash flows to the Company. Management's investment and operating decisions are based upon reserve estimates that include proved reserves as well as probable reserves, and upon different price and cost assumptions from those used here.

It should be recognized that applying current costs and prices and a 10 percent standard discount rate does not convey fair market value. The discounted amounts arrived at are only one measure of the value of proved reserves.

Capitalized costs relating to oil and gas producing activities and related accumulated depletion, depreciation and amortization were as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Aggregate capitalized costs:			
Proved properties	$ 752,706	$ 752,706	$ 752,706
Unproved properties	1,449,119	1,692,702	990,089
Accumulated depletion, depreciation and amortization	(587,030)	(562,310)	(525,916)
Net capitalized assets	$ 1,614,795	$ 1,833,098	$ 1,216,879

The following sets forth costs incurred for oil and gas property acquisition, exploration and development activities, whether capitalized or expensed, during:

	December 31, 2002	December 31, 2001	December 31, 2000
Acquisition of producing properties and productive and non-productive acreage	$ -	$ -	$ 56,320
Exploration costs	$ 118,119	$ 702,613	$ 227,568

Results of operations from oil and gas producing activities

The results of operations from oil and gas producing activities are as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Sales to unaffiliated parties	$ 771,621	$ 1,656,265	$ 1,045,013
Production costs	(224,320)	(332,160)	(601,946)
Depletion, depreciation and amortization	(24,719)	(38,388)	(29,634)
	522,582	1,285,717	413,433
Income tax expense	(187,057)	(461,867)	(144,489)
Results of operations from activities before extraordinary items (excluding corporate overhead and interest costs)	$ 335,525	$ 823,850	$ 268,944

Changes in estimated reserve quantities

The net interest in estimated quantities of proved developed and undeveloped reserves of crude oil and natural gas at December 31, 2002, 2001, and 2000, and changes in such quantities during each of the years then ended, were as follows:

	December 31, 2002		December 31, 2001		December 31, 2000	
	Oil (BBL)	Gas (MCF)	Oil (BBL)	Gas (MCF)	Oil (BBL)	Gas (MCF)
Proved developed and undeveloped reserves:						
Beginning of year	164	1,684,757	299	1,842,672	185	1,540,004
Revisions of previous estimates extensions, discoveries and other additions	15	40,066	(121)	72,477	164	551,679
Production	(29)	(232,578)	(14)	(230,392)	(50)	(249,011)
End of year	150	1,492,245	164	1,684,757	299	1,842,672
Proved developed reserves:						
Beginning of year	164	1,684,757	299	1,842,672	185	1,540,004
End of year	150	1,492,245	164	1,684,757	299	1,842,672

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

A standardized measure of discounted future net cash flows is presented below for the year ended December 31, 2002, 2001, and 2000.

The future net cash inflows are developed as follows:

(1) Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions.
(2) The estimated future production of proved reserves is priced on the basis of year-end prices.
(3) The resulting future gross revenue streams are reduced by estimated future costs to develop and to produce proved reserves, based on year end cost estimates.
(4) The resulting future net revenue streams are reduced to present value amounts by applying a ten percent discount.

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves (Continued)

Disclosure of principal components of the standardized measure of discounted future net cash flows provides information concerning the factors involved in making the calculation. In addition, the disclosure of both undiscounted and discounted net cash flows provides a measure of comparing proved oil and gas reserves both with and without an estimate of production timing. The standardized measure of discounted future net cash flows relating to proved reserves reflects income taxes.

	December 31, 2002	December 31, 2001	December 31, 2000
Future cash in flows	$ 5,791,416	$ 4,231,473	$ 25,127,878*
Future production and development costs	(1,297,906)	(1,293,017)	(1,975,633)
Future income tax expenses	(1,202,626)	(430,547)	(7,951,963)
Future net cash flows	3,290,884	2,507,909	15,200,282
10% annual discount for estimated timing of cash flows	1,066,614	1,502,899	6,716,556
Standardized measure of discounted future net cash flow	$ 2,224,270	$ 1,005,010	$ 8,483,726

* Refer to the following table for analysis in changes in standardized measure.

Changes in standardized measure of discounted future net cash flow from proved reserve quantities

This statement discloses the sources of changes in the standardized measure from year to year. The amount reported as "Net changes in prices and production costs" represents the present value of changes in prices and production costs multiplied by estimates of proved reserves as of the beginning of the year. The "accretion of discount" was computed by multiplying the ten percent discount factor by the standardized measure as of the beginning of the year. The "Sales of oil and gas produced, net of production costs" is expressed in actual dollar amounts. "Revisions of previous quantity estimates" is expressed at year-end prices. The "Net change in income taxes" is computed as the change in present value of future income taxes.

	December 31, 2002	December 31, 2001	December 31, 2000
Standardized measure - beginning of period	$ 1,005,010	$ 8,483,726	$ 1,217,249
Sales of oil and gas produced, net of production costs	(547,301)	(60,294)	(443,067)
Revisions of estimates of reserves provided in prior years:			
Net changes in prices	2,432,433	(1,336,765)	10,411,028
Revisions of previous quantity estimates	166,536	(295,610)	3,186,723
Extensions and discoveries	-	495,354	694,792

Purchases of minerals in place	-	-	842,668
Accretion of discount	274,545	117,937	1,306,674
Changes in production rates (timing) and other	(334,874)	1,122,078	(902,506)
Net change in income taxes	(772,079)	(7,521,416)	(7,829,835)
Net increase (decrease)	1,219,260	(7,478,716)	7,266,477
Standardized measure - end of period	$ 2,224,270	$ 1,005,010	$ 8,483,726

Quarterly Financial Data (Unaudited)

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating Revenues	$ 182,734	$ 857,241	$ 3,923,875	$ 1,321,060
Net Income (Loss)	$ (264,117)	$ (360,283)	$ 1,071,553	$ 321,977
Net Income (Loss) per Common Share	$ (0.01)	$ (0.02)	$ 0.05	$ 0.02

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating Revenues	$ 749,810	$ 614,146	$ 298,560	$ 467,671
Net Income (Loss)	$ 252,254	$ 64,206	$ (172,172)	$ (262,263)
Net Income (Loss) per Common Share	$ 0.01	$ -	$ (0.01)	$ (0.01)

PART III

ITEM 10. Directors and Executive Officers of the Registrant

All directors of the Company serve one year terms from the time of their election to the time their successor is elected and qualified. The following information is furnished with respect to each director and executive officer:

Name of Director	Age	Year First Became Director or Executive Officer	Position With Company
F. Lynn Blystone	67	1974	President, CEO, Director, TVC CEO and Director, TVOG President, CEO, Director, TVPC
Dennis P. Lockhart[(1)]	56	1982	Director
Milton J. Carlson[(1)]	72	1985	Director
Harold J. Noyes	54	2002	Director
Loren J. Miller[(1)]	58	1992	Director
C. Chase Hoffman	80	2000	Director
Thomas J. Cunningham	60	1997	Treasurer, Chief Financial Officer and Secretary, TVC, TVOG, and TVPC
Joseph R. Kandle	60	1999	President, TVOG

(1)- Member of Audit Committee

F. Lynn Blystone - 67	President and Chief Executive Officer of Tri-Valley Corporation and Tri-Valley Power Corporation, and CEO of Tri-Valley Oil & Gas Company, which are two wholly owned subsidiaries of Tri-Valley Corporation, Bakersfield, California	1974

Mr. Blystone became president of Tri-Valley Corporation in October, 1981, and was nominally vice president from July to October, 1981. His background includes institution management, venture capital and various management functions for a mainline pipeline contractor including the Trans Alaska Pipe-line Project. He has founded, run and sold companies in several fields including Learjet charter, commercial construction, municipal finance and land development. He is also president of a family corporation, Bandera Land Company, Inc., with real estate interests in Kern, Riverside and Orange Counties California. A graduate of Whittler College, California, he did graduate work at George Williams College, Illinois in organization management. He gives full time to Tri-Valley.

Dennis P. Lockhart - 56 | Director | 1982

Mr. Lockhart is currently associated with Zephyr Management L.P., a global investment firm headquartered in New York. Mr. Lockhart was until recently a senior officer and director of Heller Financial Inc. and President of Heller's international subsidiary which operates in 18 countries. Heller Financial is a NYSE company active in various lines of commercial finance. He was president of Heller International Group from 1988 through 2001. Prior to 1988, Mr. Lockhart was an officer of Citicorp/Citibank and held a number of corporate banking and management positions in the U.S. and overseas. He is a graduate of Stanford University and The John Hopkins University School of Advanced International Studies. He also attended the Senior Executive Program at the Sloan School of Management, Massachusetts Institute of Technology.

Milton J. Carlson - 72 | Director | 1985

Since 1989, Mr. Carlson has been a principal in Earthsong Corporation, which, in part, consults on environmental matters and performs environmental audits for government agencies and public and private concerns. Mr. Carlson attended the University of Colorado at Boulder and the University of Denver.

Loren J. Miller, CPA - 58 | Director | 1992

Mr. Miller has served in a treasury and other senior financial capacities at the Jankovich Company since 1994. Prior to that he served successively as vice president and chief financial officer of Hershey Oil Corporation from 1987 to 1990 and Mock Resources from 1991 to 1992. Prior to that he was vice president and general manager of Tosco Production Finance Corporation from 1975 to 1986 and was a senior auditor the accounting firm of Touche Ross & Company from 1968 to 1973. He is experienced in exploration, production, product trading, refining and distribution as well as corporate finance. He holds a B.S. in accounting and a M.B.A. in finance from the University of Southern California.

Harold J. Noyes - 54 | Director | 2002

Since August 2000, he has been president of H.J. Noyes and Associates, Inc., a firm that provides consulting and business development services to the minerals industry. Dr. Noyes is currently a senior program manager with Pacific Northwest National Laboratory. He served October 2001 through October 2002 as vice president, marketing and business development for Blake Street Investments, Inc., a money management and investment advisory firm. From 1997 to 2000 he was president of North Star Exploration, Inc. He was manager, resource development for Doyon Limited from 1983 to 1997. Dr. Noyes graduated from the University of Minnesota Magna Cum Laude in geology and took his Ph.D. in geology and geochemistry at the Massachusetts Institute of Technology. Later he earned a Masters in Business Administration at the University of Chicago

C. Chase Hoffman - 80 | Director | 2000

Since 1965 Mr. Hoffman has owned and operated a milk cow dairy and farmed 4,000 acres of land. Additionally, he has been a commercial and residential land developer in California and Hawaii since 1978. From 1973 to 1978 he was a senior vice president and general manager for Knudsen for the State of California. Mr. Hoffman also sits as a director for two companies whose shares are listed on the Canadian Venture Exchange: Seine River Resources, Inc., Vancouver, British Columbia, with California gold operations and Guatemala oil properties, and International Powerhouse Energy Corporation, a British Columbia, Canada, hydroelectric project. He is a graduate of Stanford University with a degree in Economics and Business Administration from Graduate School of Business.

Thomas J. Cunningham - 60	Secretary, Treasurer and Chief Financial Officer of Tri-Valley Corporation, and its wholly owned subsidiaries, Tri-Valley Oil & Gas Company and Tri-Valley Power Corporation, Bakersfield, California	1997

Named as Tri-Valley Corporation's treasurer and chief financial officer in February 1997, and as corporate secretary on December 1998. From 1987 to 1997 he was a self employed management consultant in finance, marketing and human resources. Prior to that he was executive vice president, chief financial officer and director for Star Resources from 1977 to 1987. He was the controller for Tucker Drilling Company from 1974 to 1977. He has over 25 years experience in corporate finance, Securities Exchange Commission public company reporting, shareholder relations and employee benefits. He received his education from Angelo State University, Texas.

Joseph R. Kandle - 60	President and Chief Operating Officer Tri-Valley Oil & Gas Company, wholly owned subsidiary of Tri-Valley Corporation Bakersfield, California	1998

Mr. Kandle was named as president of Tri-Valley Oil & Gas Co. February 1999 after joining the Company June 1998 as vice president - engineering. From 1995 to 1998 he was employed as a petroleum engineer for R & R Resources, self-employed as a consulting petroleum engineer from 1994 to 1995. He was vice president - engineering for Atlantic Oil Company from 1983 to 1994. From 1981 to 1983 he was vice president for Star Resources. He was vice president and chief engineer for Great Basins Petroleum from 1973 to 1981. He began his career with Mobil Oil (from 1965 to 1973) after graduating from the Montana School of Mines in 1965.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 and Securities and Exchange Commission regulations require that the Company's directors, certain officers, and greater than 10 percent shareholders file reports of ownership and changes in ownership with the SEC and must furnish the Company with copies of all such reports they file. Based solely on the information furnished to the Company, we believe that no person failed to file required Section 16(a) reports on a timely basis during or in respect of 2001.

ITEM 11. Executive Compensation

The following table summarizes the compensation of the chairman of the board and the president of the Company and its subsidiaries, F. Lynn Blystone (the "Named Officer"), for the fiscal year ended December 31, 2002, 2001, and 2000.

The Board of Directors (excluding Mr. Blystone) served as the compensation committee for fiscal year 2002.

		Annual Compensation		Long Term Compensation Awards
(a)	(b)	(c)	(d)	(e)
Name	Period Covered	Salary	Other Compensation	Securities Underlying Options
F. Lynn Blystone, CEO	FYE 12/31/02	$149,000 (1)		
	FYE 12/31/01	$115,250 (2)		
	FYE 12/31/00	$105,720 (3)		

(1) Includes a bonus of $50,00 for 2002.
(2) Includes a bonus of $16,250 for 2001.
(3) Includes value of 5,000 common shares issued on April 3, 2000, pursuant to Mr. Blystone's employment contract, with a fair market value of $9,850 ($1.97 per share).

Employment Agreement with Our President

We have an employment agreement with F. Lynn Blystone, our President and Chief Executive Officer, which ends in August 2002, and is automatically renewable for three one-year periods after 2002, unless we terminate the agreement by giving him 90 days written notice. The base salary amount is $99,000 per year plus 5,000 shares of our common stock at the end of each year of service. Mr. Blystone is also entitled to a bonus (not to exceed $25,000) equal to 10% of net operating cash flow before taxes, including interest income and excluding debt service. Mr. Blystone is also entitled to a bonus of 4% of the company's annual net after-tax income. The total of the bonuses from cash flow and net income may not exceed $50,000 per year.

The employment agreement also provides a severance payment to Mr. Blystone if he is terminated within 12 months after a sale of control of Tri-Valley. The severance payment equals $150,000. In additon, Mr. Blystone is entitled to a bonus equal to to 10% of net operating cash flow before taxes, including interest income and excluding debt service, plus 4% of the company's annual net after-tax income, up to a maximum of $50,000 (with the maximum amount pro-rated over the period for which the payment is made). For purposes of the severance provision, a sale of control is deemed to be the sale of ownership of 30% of the outstanding stock of Tri-Valley or the acquisition by one person of enough stock to appoint a majority of the board of directors of the company.

We carry key man life insurance of $500,000 on Mr. Blystone's life.

Aggregated 2002 Option Exercises and Year-End Values

The following table summarizes the number and value of all unexercised stock options held by the Named Officer and the Directors at the end of 2002.

(a)	(b)	(c)	(d) Number of Securities Underlying Unexercised Options/SARs at FY-End (#)	(e) Value of Unexercised In-The-Money Options/SARs at FY-End ($)*
Name	Shares Acquired On Exercise (#)	Value Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable
F. Lynn Blystone	7,500	$8,065	886,500/0	$263,850/0

*Based on a fair market value of $1.40 per share, which was the closing bid price of the Company's Common Stock in the NASD National Market System on December 31, 2002.

Compensation of Directors

The Company compensates non-employee directors for their service on the board of directors.

The following table sets forth information regarding the cash compensation paid to outside directors in 2002.

(a) Name	(b) Fees
Harry J. Noyes	$1,200

(a) Name	(b) Fees
Milton Carlson	$2,400
Dennis P. Lockhart	$2,050
Loren J. Miller	$2,400
C. Chase Hoffman	$2,400

Performance Graph

The following stock price performance graph is included in accordance with the SEC's executive compensation disclosure rules and is intended to allow stockholders to review our executive compensation policies in light of corresponding stockholder returns, expressed in terms of the appreciation of our common stock relative to two broad-based stock performance indices. The information is included for historical comparative purposes only and should not be considered indicative of future stock performance. The graph compares the yearly percentage change in the cumulative total stockholder return on our common stock with the cumulative total return of Royale Energy, Inc., Parallel Petroleum Corporation and Equity Oil Company from December 31, 1998 through December 31, 2002.

Total returns assume $100 invested on December 31, 1997 in shares of Tri-Valley Corporation, Royale Energy Inc., Parallel Petroleum Corporation, and Equity Oil Company, assuming reinvestment of dividends for each measurement period..

Total Return Analysis

	12/31/1998	12/31/1999	12/31/2000	12/31/2001	12/31/2002
Tri-Valley Corp	$ 100.00	$ 300.00	$ 324.00	$ 320.00	$ 280.00
Royale Energy, Inc.	$ 100.00	$ 81.70	$ 212.42	$ 208.17	$ 169.61
Parallel Petroleum Corp.	$ 100.00	$ 117.36	$ 264.58	$ 220.83	$ 190.28
Equity Oil Co.	$ 100.00	$ 115.46	$ 341.24	$ 185.57	$ 220.62

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

As of December 31, 2002, there were 19,726,348 shares of the Company's common stock outstanding. The following persons were known by the Company to be the beneficial owners of more than 5% of such outstanding common stock:

Name and Address	Number of Shares	Percent of Total
F. Lynn Blystone P.O. Box 1105 Bakersfield, CA 93302	1,332,764[(1)]	6.8%
Dennis Vaughan 2298 Featherhill Road Santa Barbara, CA 93108	1,009,200	5.1%

Includes 886,500 shares of stock Mr. Blystone has the right to acquire upon the exercise of options, and 30,200 shares held in the name of Bandera Land Company, Inc., a family corporation of which Mr. Blystone is the president.

The following table sets forth the beneficial ownership of the Company's common stock as of December 31, 2002 by each director, by each of the executive officers named in Item 11, and by the executive officer named in Item 10 and directors as a group:

Directors	Number of Shares(1)	Percent of Total(2)
F. Lynn Blystone	1,332,764(3)	6.8%
Dennis P. Lockhart	332,091	1.7%
Milton J. Carlson	339,000	1.7%
Loren J. Miller	305,300	1.5%
Harold J. Noyes	-0-	0.0%
C. Chase Hoffman	247,500	1.2%
Total group (all directors and Executive officers - 6 persons)	2,556,655	12.9%

(1) Includes shares which the listed shareholder has the right to acquire from options as follows: Dennis P. Lockhart 270,000; Milton J. Carlson 268,000; C. Chase Hoffman 200,000; Loren J. Miller 270,000, F. Lynn Blystone 886,500.

(2) Based on total outstanding shares of 19,726,348 as of December 31, 2002. The persons named herein have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

(3) Includes 30,200 shares held in the name of Bandera Land Company, Inc., a family corporation of which Mr. Blystone is the president.

ITEM 13. Certain Relationships and Related Transactions

None.

ITEM 14. Controls and Procedures

Within the 90 days prior to the date of this Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, our chief executive officer and chief accounting officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our periodic SEC filings. There have been no significant changes in our internal controls or in other factors, which could significantly affect internal controls subsequent to the date our management carried out their evaluation

ITEM 15. Exhibits, Lists, and Reports on Form 8-K

(a) Exhibits.

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.2 of the Company's Form 10-KSB for the year ended December 31, 1999.
3.2	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.3 of the Company's Form 10-KSB for the year ended December 31, 1999.
10.1	Employment Agreement with F. Lynn Blystone, incorporated by reference to Exhibit 10.1 of the Company's form 10-KSB/A, Amendment No. 3 to Form 10-KSB for the year ended December 31, 2000, filed December 14, 2001.
21.1	Subsidiaries of the Registrant, incorporated by reference to Exhibit 21.1 of the Company's form 10-KSB/A, Amendment No. 3 to Form 10-KSB for the year ended December 31, 2000, filed December 14, 2001.
99.1	Certifications Pursuant to 18 U.S.C. §1350.

(b) Reports on Form 8-K
None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 24, 2003	By:_/s/ F. Lynn Blystone___________________ F. Lynn Blystone President, Chief Executive Officer and Director
March 24, 2003	By:__/s/ Thomas J. Cunningham_______________ Thomas J. Cunningham Secretary, Treasurer, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates included:

March 24, 2003	By:__/s/ Milton J. Carlson__________________ Milton J. Carlson, Director
March 24, 2003	By:__/s/ C. Chase Hoffman__________________ C. Chase Hoffman, Director
March 24, 2003	By:__/s/ Dennis P. Lockhart_________________ Dennis P. Lockhart, Director
March 24, 2003	By:__/s/ Loren J. Miller___________________ Loren J. Miller, Director
March 24, 2003	By:__/s/ Harold J. Noyes__________________ Harold J. Noyes, Director

Certificate of Chief Executive Officer

I, F. Lynn Blystone, certify that:

1. I have reviewed this quarterly report on Form 10-K of Tri-Valley Corporation ("Tri-Valley")

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements and other financial information included in this annual report fairly present, in all material respects, the financial condition, results of operations and cash flows of Tri-Valley as of, and for, the periods presented in this annual report.

4. Tri-Valley's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for Tri-Valley and we have:

a. designed such disclosure controls and procedures to ensure that material information relating to Tri-Valley, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of Tri-Valley's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. Tri-Valley's other certifying officers and I have disclosed, based on our most recent evaluation, to our auditors and the audit committee of Tri-Valley's board of directors :

a. all significant deficiencies in the design or operation of internal controls which could adversely affect Tri-Valley's ability to record, process, summarize and report financial data and have identified for Tri-Valley's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in Tri-Valley's internal controls.

6. Tri-Valley's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

____

F. Lynn Blystone, President and Chief Executive Officer

Certificate of Chief Financial Officer

I, Thomas J. Cunningham, certify that:

1. I have reviewed this annual report on Form 10-K of Tri-Valley Corporation. ("Tri-Valley")

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements and other financial information included in this annual report fairly present, in all material respects, the financial condition, results of operations and cash flows of Tri-Valley as of, and for, the periods presented in this annual report.

4. Tri-Valley's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for Tri-Valley and we have:

a. designed such disclosure controls and procedures to ensure that material information relating to Tri-Valley, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of Tri-Valley's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5. Tri-Valley's other certifying officers and I have disclosed, based on our most recent evaluation, to our auditors and the audit committee of Tri-Valley's board of directors :

a. all significant deficiencies in the design or operation of internal controls which could adversely affect Tri-Valley's ability to record, process, summarize and report financial data and have identified for Tri-Valley's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in Tri-Valley's internal controls.

6. Tri-Valley's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

Thomas J. Cunningham, Chief Financial Officer

Exhibit 99.1

Certifications Pursuant to 18 U.S.C. § 1350

The undersigned officer certifies that this Annual Report on Form 10-K complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such report fairly represents, in all material respects, the financial condition and results of operations of the Company.

Date: March 24, 2003
Tri-Valley Corporation

By: *F. Lynn Blystone*
F. Lynn Blystone, Chief Executive Officer

The undersigned officer certifies that this Annual Report on Form 10-K complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such report fairly represents, in all material respects, the financial condition and results of operations of the Company.

Date: March 24, 2003
Tri-Valley Corporation

By: *Thomas J. Cunningham*
Thomas J. Cunningham, Chief Financial Officer

River Fields combined to date. It is home to four fields that have produced in excess of 1 billion barrels of oil each, and 22 that have produced over 100 million barrels each. Some of these fields have been producing for over 100 years.

Currently, the top three producing fields in the United States outside Alaska are all in the San Joaquin Valley.

BAKERSFIELD, KERN COUNTY

Bakersfield, Kern County, is located at the southern end of the San Joaquin valley. Oil was discovered in the area in 1865. Today, Kern County is still one of the nation's top oil producers – over half of all the oil produced in California comes from the fields on the westside of Kern County – and still a great exploration venue for independents.


Kern County
Bakersfield
120 miles/195 km from Los Angeles
Lost Hills
Wasco
Shafter
McFarland
Delano
Tehachapi
N
Legend
Oil Fields

Other U.S. Prospects

THE RAILROAD VALLEY OF NEVADA

The Railroad Valley some 50 miles southwest of Ely, Nevada, hosts that state's earliest discovery: the Eagle Springs Field found in the '50's. It also hosts the Grant Canyon Field, which for years had the nation's most prolific producing oil wells.

Tri-Valley's Midland Trail Prospect is a look alike, on trend, exploratory follow up to the Grant Canyon find. TVOG also has two other frontier exploration prospects on major structures in Railroad Valley.

Nevada is very lightly drilled and most of its opportunities have a wildcat status. However, the structures TVOG has defined are quite large and potentially could offer an exceptional upside to outweigh the higher risk of frontier exploration.

ALASKAN PRECIOUS METAL PROPERTIES

Tri-Valley's precious metal properties are located in interior Alaska on which the Company has delineated several extensive gold-bearing zones thought to be multi-million ounce targets. In addition to extensive gold and silver indications, Tri-Valley has recovered diamonds and diamond indicator minerals at the site.

The Opportunity

LARGE TARGETS HAVE POTENTIAL FOR HIGH RETURN

With 40 years as a successful operator, Tri-Valley has the potential to make significant gains in both asset and stock value. The mix of projects include oil, oil/gas and gas only, shallow, deep, large, very large and super size targets in varying degrees of risk probabilities. Tri-Valley has deliberately chosen large targets so that even partial discovery success has a chance of a high return.

The program goal is to discover at least 10% of the estimated potential barrels. However, if the program finds only 1% of the estimated potential it could, at $36/barrel, pay for ALL program costs and still return 10 to 1 to the investors.

EXCEPTIONAL TAX BENEFITS NOW AVAILABLE TO INVESTORS IN U.S. EXPLORATION



In addition to the usual substantial tax benefits, recently enacted economic stimulus legislation provides up to five-year carry-back for losses including drilling write offs. Thus, it is possible to retrieve previously paid high taxes to use for a high upside potential drilling program. Further, there is a possibility of first year bonus depreciation on capitalized items such as completion costs. **Investors should consult their own tax counsel regarding their particular situation.**

Exploration is high risk. In addition to the sound economic merits of the program, tax benefits have the effect of reducing actual dollars at risk and leveraging discovery success.

F. Lynn Blystone, *CEO & Director*
Mr. Blystone became president of Tri-Valley Corporation and TVOG in October, 1981 and was nominally vice president from July to October, 1981. His background includes institution management, venture capital and various management functions for a mainline pipeline contractor including the Trans Alaska Pipe-Line Project. He has founded, run and sold companies in several fields including Learjet charter, commercial construction, municipal finance and land development. He is also president of a family corporation, Bandera Land Company, Inc., with real estate interests in Kern, Riverside and Orange Counties California. A graduate of Whittier College, California, he did graduate work at George Williams College, Illinois in organization management. He gives full time to Tri-Valley.

Thomas J. Cunningham
Named as Tri-Valley Corporation's Treasurer and Chief Financial Officer in February 1997, and as Corporate Secretary in December 1998. From 1987 to 1997 Mr. Cunningham was a self-employed Management Consultant in finance, marketing and human resources. Prior to that he was Executive Vice president, Chief Financial Officer and Director for Star Resources from 1977 to 1987. He was the Controller for Tucker Drilling Company from 1974 to 1977. Thomas Cunningham has over 25 years experience in corporate finance, Securities Exchange Commission public company reporting, shareholder relations and employee benefits. He received his education from Angelo State University, Texas.

Joseph R. Kandle
A deep drilling expert, Mr. Kandle was named as President of Tri-Valley Oil & Gas Co. February 1999 after joining the Company in June 1998 as Vice President – Engineering. From 1995 to 1998 he was employed as petroleum engineer for R & R Resources, Self-employed as a consulting petroleum engineer from 1994 to 1995. He was Vice President – Engineering for Atlantic Oil Company from 1983 to 1994; and from 1981 to 1983, Vice President for Star Resources. Also, he was Vice President and Chief Engineer for Great Basins Petroleum from 1973 to 1981. He began his career with Mobil Oil (from 1965 to 1973) after graduating from the Montana School of Mines in 1965.

Milton J. Carlson, *Director and member of the audit committee*
Since 1989, Mr. Carlson has been a principal in Earthsong Corporation, which, in part, consults on environmental matters and performs environmental audits for government agencies and public and private concerns. Mr. Carlson, from 1973 until his retirement in 1986, was vice president and corporate secretary of Union Sugar Company, a $100 million unit of Sara Lee Corporation. He was involved in representing industrial end users of energy through the California Manufacturers Association as the former chairman of the CMA steering committee of the standing energy and environmental committees. Mr. Carlson was also the energy and environmental representative with the Sara Lee Energy Advisory Group and monitored related matters before the California Public Utilities Commission and the Energy Commission as well as the serving as the legislative representative in Sacramento and Washington, D.C. Mr. Carlson attended the University of Colorado at Boulder and the University of Denver.

Loren J. Miller, *CPA, Director and chair of the audit committee*
Mr. Miller has served in a treasury and chief financial offer capacity at the Jankovich Company since 1994. Prior to that he served successively as vice president of Hershey Oil Corporation from 1987 to 1990; and vice president of Mock Resources from 1991 to 1992. He was vice president and general manager of Tosco Production Finance Corporation from 1975 to 1986 and was a senior auditor in the accounting firm of Touche Ross & Company from 1968 to 1973. He is experienced in exploration, production, product trading, refining and distribution as well as corporate finance. He holds a B.S. in accounting and an M.B.A. in finance from the University of Southern California.

Dr. Harold J. Noyes, *Director and member of the personnel and compensation committee*
Dr. Noyes graduated from the University of Minnesota Magna Cum Laude in geology and took his Ph.D. in geology and geochemistry at the Massachusetts Institute of Technology. Later, he earned a Masters in Business Administration at the University of Chicago. His career includes early stints with Westinghouse Electric Corporation, Anaconda Copper Company, Minatome Corporation, Conoco Minerals and 14 years as chief geologist and manager of business development overseeing the mineral, metal and petroleum resources of Doyon, Ltd., in Fairbanks, Alaska. He left Doyon to form North Star Exploration, Inc., in Lakewood, Colorado which he steered to public status. Now a mineral consultant, Dr. Noyes serves as the representative for new fuel alternatives for the U.S. Department of Energy to the State of Alaska.

C. Chase Hoffman, *Director and chair of the personnel and compensation committee*
Since 1965 Mr. Hoffman has owned and operated a milk cow dairy and farmed 4,000 acres of land. Additionally, he has been a commercial and residential land developer in California and Hawaii since 1978. From 1973 to 1978 Mr. Hoffman was a Senior Vice President and General Manager for Knudsen for the State of California. Mr. Hoffman also sits as a director for Seine River Resources, Vancouver, British Columbia, with California gold operations and Guatemala oil properties, and Power House Corporation, a British Columbia, Canada, hydroelectric project. He is a graduate of Stanford University with a degree in Economics and Business Administration from the Graduate School of Business.

Dennis P. Lockhart, *Director and member of the audit committee*
Mr. Lockhart is currently associated with Zephyr Management L.P., a global investment firm headquartered in New York. Mr. Lockhart was until recently a senior officer and director of Heller Financial Inc. and President of Heller's international subsidiary which operates in 18 countries. Heller Financial is a NYSE company active in various lines of commercial finance. He was president of Heller International Group from 1988 through 2001. Prior to 1988, Mr. Lockhart was an officer of Citicorp./Citibank and held a number of corporate banking and management positions in the U.S. and overseas. He is a graduate of Stanford University and The John Hopkins University School of Advanced International Studies.

TRI-VALLEY CORP.

Corporate Data

Head Office
Tri-Valley Corporation
5555 Business Park South
Suite 200
Bakersfield, CA 93309 USA

Phone: 661.864.0500
Fax : 661.864.0600
Toll Free: 1.800.579.9314

Investor Relations
Ted info@tri-valleycorp.com

Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

U.S. Stock Symbol: TRIL.OB
www.tri-valleycorp.com

Berlin Stock Exchange Symbol: TVC WKN 911919
www.tri-valley.de